FOIA CONFIDENTIAL TREATMENT REQUESTED BY TIB FINANCIAL CORP.
FOR CERTAIN PORTIONS OF THIS LETTER AND SCHEDULES A, B AND C THERETO PURSUANT TO 17 C.F.R. § 200.83

November 3, 2009

VIA EDGAR CORRESPONDENCE

Alicia Lam
Christina Harley
Hugh West, Accounting Branch Chief
Kathryn Mc Hale, Staff Attorney
Division of Corporation Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549-4561

Re: TIB Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2008, Filed March 16, 2009;
Form 10-K/A, Filed March 17, 2009;
Form 10-Q for the Quarterly Period Ended June 30, 2009, Filed August 10, 2009; and File No. 000-21329

Dear U.S. Securities and Exchange Commission staff:

We have reviewed your comment letter dated October 9, 2009 and have prepared the following responses. Please note that the version of this letter filed via EDGAR omits confidential information included in the un-redacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”). Please advise us if after reviewing this information, you have additional comments, questions or concerns.

We thank the staff for its careful consideration of our response letter. To assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses.

Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements
Note 11 - Income Taxes pages 84-85

Original Comment

1.
We read your response to comment four; however we do not see how you have provided sufficient positive objective evidence to support your conclusion that no allowance was required. We re-emphasize paragraphs 23 and 24 of SFAS 109 (FASB ASC 740-10.30.21 & 22), and note the difficulty in arriving at a conclusion that no valuation allowance is required when there is negative evidence, such as, when an enterprise moves into a three-year cumulative loss status, Please provide us with additional information (for each period ended December 31, 2008, March 31, 2009, and June 30, 2009), including but not limited to, financial projections used, a discussion of the significant assumptions used in those projections, and any other positive objective evidence to support your conclusion. Additionally, justify how you determined a projection extending up to a five-year timeline is appropriate.

Management’s Response

Summary

At each period end we have evaluated the carrying amount of our deferred tax assets and the need for a valuation allowance in accordance with the guidance and criteria provided by FAS #109.  We have carefully evaluated and weighed the positive and negative evidence present at each period and given appropriate weight in our evaluation that cumulative losses in recent years is a significant piece of negative evidence that is difficult to overcome.

For each period we have summarized the positive and negative evidence that we evaluated.  The principal positive evidence that we have concluded outweighs as a whole the negative evidence for each period is:

•
Our recent losses have been incurred in a short period of time from the fourth quarter of 2007 through the second quarter of 2009 (7 quarters in total).  This is not indicative of a continuing trend, but reflects the current deep national and local recessions.

•	The Company has a long history of increasing profitability and very significant profitability in the three years (2004 – 2006) just prior to the current recessionary period.
•
The principal reason for the recent losses is the very significant increase in the provision for loan losses and related problem asset workout and resolution costs.  The Company is not structurally unprofitable and generates earnings before these related expenses and losses.

•
The Company has a cumulative net taxable income position at December 31, 2008 and no federal net operating loss carryforwards.  There is a State of Florida net operating loss carryforward from 2008, because Florida does not allow loss carrybacks.  There is a 20 year carryforward period of net operating losses for both federal and Florida tax purposes.

•
Our financial projections used to support the future realizability of the deferred tax assets are based upon detailed projections that are integral to our overall business and budget process and the annual update of our five year strategic plan.  They are the basis of management’s measurement of operating results and business decisions and have been updated periodically to reflect the changing economic environment and business operations.

•
For each of the periods management has evaluated its significant accounting estimates, reviewed them with the Audit Committee of the Board of Directors, the full Board of Directors and our external accounting firm. For each of the periods our external accounting firm agreed with our analysis and conclusion.  In addition as a specific topic at the May 2009 Board of Directors meeting, the accounting guidance for deferred tax assets and our methodology for assessing the carrying amount of our deferred tax assets was reviewed in depth with the members of the board. At each period end we have concluded that it was more likely than not that the deferred tax assets would be fully realized and no valuation reserve should be recorded.  The negative evidence was not sufficient to support a conclusion that it was more likely than not that the deferred tax assets or a portion would not be realized.

Evaluation of the Carrying Amount of Deferred Tax Assets

Our primary support that our deferred tax assets are realizable in each period is the projected earnings provided by the operation of our Company in the future. This conclusion was reached applying the criteria established by paragraphs 23-25 of FASB SFAS No. 109 (FASB ASC 740-10.30.21 through 23) of “more likely than not” and not the “assured beyond a reasonable doubt” criteria specifically rejected by the FASB and discussed in paragraphs 99-103 of the Basis for Conclusions appendix to SFAS No. 109. Our interpretation of the accounting guidance is that the FASB included this discussion in order to establish a difference between the two criteria, highlight the expected weight of cumulative losses in recent years and communicate their concern about and rejection of a bright line test for deferred tax asset valuation allowance recognition. At the same time, we interpret the FASB opinion that the weight of cumulative losses in recent years is intended to offset undue optimism in projected future income and that reasonable judgment and conservatism is intended to be applied to the more likely than not (50+%) threshold. We also believe the accounting literature is appropriately designed to apply to the entire spectrum of companies and industries and professional judgment is necessary to differentiate between the unique characteristics of each industry or business.  Characteristics such as the business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered as opposed to, for example, a thinly capitalized company in a manufacturing industry subject to the possibility of product obsolescence.

Our organization has historically been managed to a five-year business horizon. Accordingly, we prepare a detailed current and subsequent year budget along with a strategic and business plan which extends five years. We have historically performed and achieved our goals under our five-year plans which are approved by our Board of Directors. This five year timeframe is the timeframe that we believe we have the ability to reasonably project.  As this timeframe is only one quarter of the 20 year carryforward period allowable by the federal and the State of Florida tax law, we believe this timeframe to be acceptable and reasonable in assessing the realizability of our deferred tax assets.   Paragraph 23 of FAS#109 (ASC 740-10.30.21) provides that carryforwards with short periods to expiration should not be given significant weight.  Therefore, it is appropriate to give longer available carryforward periods a higher weight.  We believe our practice to be reasonable and generally consistent with industry practice.

Paragraph 103 of FAS #109 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. However, we believe that the nature and source of these losses must also be evaluated and considered in the context of the current economic environment and the historical performance of the company. The company’s core operations, principally its net interest income, fee based revenue and non-interest expenses are relatively predictable and continue to provide earnings before the provision for loan losses and problem asset workout and resolution expenses and write-downs. It is the depth of the current national and local recession that is the principal reason for the Company’s recent losses beginning in the last quarter of 2007 through the second quarter of 2009.

It is our response to the economic downturn and real estate market correction through very substantial increases in the provision for loan losses and the increased reserve for loan losses that has generated the significant cumulative loss since the fourth quarter of 2007.  We continue to record additional provisions as specific reserves are determined for impaired loans and loans are charged-down to reflect their identified loss, and to maintain a significant component of the reserve for loan losses for the estimated losses for the performing portion of the loan portfolio.

Since the beginning of 2009, we have observed significant increases in unit sales of homes in all of our markets and large increases on a monthly basis compared to the prior year period. Prices have declined very significantly, but it is the return of liquidity and higher sales activity in the residential real estate market that is the beginning of a real estate market and an economic recovery. Our strengthened capital position as a result of a private placement of common stock of $10 million in the first quarter of 2008 and the $37 million of preferred stock purchased by the US Treasury in the fourth quarter of 2008 provides a further basis of strong positive evidence of the future prospects of the company.

In addition, we have recently become aware of a current study performed by the Federal Reserve Bank where the deferred tax asset realization periods were reviewed for financial institutions covering a representative sample of institutions and audited by 10 different accounting firms. Our understanding is that this study was performed to gather information in reassessing the regulatory limitation for the inclusion of deferred tax assets in regulatory capital and that no final determination or revisions to regulatory capital rules or guidance have been made at this time. Commenting on this study, at the September 2009 AICPA National Conference on Banks and Savings Institutions, Arthur Lindo, Associate Director and Chief Accountant from the Federal Reserve Board of Governors noted that the majority of banks reviewed utilized “a realization period for deferred tax assets of between 2 and 6 years, with a couple going out as far as 10 years”. Additionally, the Federal Reserve noted that their study indicated not much use of valuation allowances because of the prevailing view of ‘more likely than not’.

While we were not aware of the Federal Reserve review at the time of our analyses for the December 31, 2008, March 31, 2009 and June 30, 2009 periods, we believe it does offer confirmation that the analyses we have performed utilized a reasonable timeframe to assess realizability of our deferred tax assets and that our analysis is consistent with industry practice.

As of December 31, 2008, our deferred tax asset recovery analysis indicated that the deferred tax asset could be realized through projected taxable income generated by the end of the second quarter of 2012 or approximately three and one half years. (See Schedule A)
Due to our first quarter 2009 results and the significant organizational and financial impact of the assumption of a failed financial institution from the FDIC, the former Riverside Bank of the Gulf Coast, our projections utilized at March 31, 2009 included a reassessment of our 2009 projected result. As of March 31, 2009, our deferred tax asset recovery analysis indicated that the deferred tax assets could be realized through taxable income projected to be generated by the end of the first quarter of 2013, slightly less than four years into the future. (See Schedule B)

During May, we updated our strategic plan and re-projected our future taxable income for 2009 through 2014. As of June 30, 2009, our deferred tax asset recovery analysis indicated that the deferred tax assets could be realized through taxable income generated by the end of the second quarter of 2013 or approximately four years.  (See Schedule C).

While we understand the paragraphs of FASB ASC 740, you cited in your comment above are not all inclusive of types of positive and negative evidence to be considered, we thought it was relevant to address how we considered, rebutted or excluded each example therein. Beginning with the examples of negative evidence, we have no history of operating loss or tax credit carryforwards expiring. While we are currently unprofitable, we are only projecting future losses occurring through 2009 and into early 2010. In each forecast, we believed 2010 would be profitable overall. Accordingly, in each period we believed we would incur losses in the immediate future, but not beyond the succeeding 12-18 month period. We believe these assumptions to be valid based upon the facts and circumstances at each point in time. At each reporting period, we did not believe we were subject to any specific or significant unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years. In each reporting period, we also did not believe we were subject to any carryforward period that is so brief it would limit realization of tax benefits. To the contrary, we believe that the 20 year carryforward period which would cause net operating loss carryforwards generated during 2009 to expire in 2029 to be positive evidence in support of the realizability of our deferred tax assets due to the extensive and favorable carryforward period provided by the Internal Revenue Code and Florida tax law.

With respect to the examples of positive evidence supporting our conclusion that a valuation allowance is not necessary as of December 31, 2008, March 31, 2009 and June 30, 2009, our balance sheet is essentially comprised of financial contracts which were utilized, as discussed below, at the specific instrument level in arriving at our projected future income which we believe to be the primary source of realization of our deferred tax assets. While we have real estate assets consisting of branch and office locations which we have owned for extensive periods of time, in some cases for up to 35 years, we believe we have a significant amount of real property appreciation that is not captured in the historical cost accounting for these facilities and would have available as a tax planning strategy the use of sale leaseback transactions to prevent the expiration of net operating losses. The estimated gain from a sale leaseback transaction is approximately $9 million at this time. As discussed previously, our net operating losses generated in 2009 will not expire until 2029 and, accordingly, we did not seriously consider utilizing this as a quantitative or objective source of additional positive evidence while we have acknowledged its existence. And finally, we have a strong history of earnings as described below and as we described in more detail in our previous response, the losses we have incurred are significantly due to asset valuation adjustments due to the current economic environment and the severe decline in real estate asset values.

Finally, we believe that the more likely than not threshold precludes us from recognizing a valuation allowance against deferred taxes that we believe we have a greater than 50% chance of recovering after appropriately weighing all available evidence. To be below that threshold, our judgment must be that there is a greater than 50% chance that some or all of our current deferred tax assets could not be utilized in the future. In our case, that would imply, in the most extreme cases, that at the point in time the determination was made, we would expect some current NOL carryforwards to expire unused beginning in 2028 and 2029 or that the Company would not continue as a going concern through the projected recovery period. With our current level of capitalization and the planned additional capital we expect to raise in the fourth quarter of 2009, we believe neither of these scenarios to be more likely than not. At the same time, we continue to update our projected future income as significant assumptions, facts and circumstances change and as of June 30, 2009, we believed it was appropriate to provide additional early warning disclosures in our Form 10-Q as described in our previous response.

We do acknowledge the difficulty of projecting future operating results under the current economic conditions and that there is always some level of variance in projections beyond an intermediate period. We believe that a four year period to realize deferred tax assets is a reasonable period. Our projections provide additional support in that the significant earnings projected in the fifth year are an appropriate cushion for this potential variance.

As part of our internal routine and management process we review with the Audit Committee and the full board of directors the significant management estimates included in the period’s financial statements, including our analysis of the realizability of the deferred tax asset, prior to the filing of our quarterly and annual reports. The members of the board also receive presentations by management about significant accounting matters and their effect on our financial results and reporting. At each reporting period our external accountants review with the members of the Audit Committee significant accounting matters noted in their review of our financial statements.   For each of the periods our external accounting firm agreed with our analysis and conclusion.

Evaluation of Deferred Tax Assets at Each Period

The positive and negative evidence that we evaluated at each period end is summarized below.

December 31, 2008

As of December 31, 2008 we analyzed and evaluated the positive and negative evidence summarized below as a whole and in the context of the company’s risk profile and past lending practices, the source and nature of the current losses, our capital and liquidity positions and the overall financial position of the company.

The substantial positive evidence that we evaluated included: the receipt of the $37 million of preferred stock investment from the US Treasury, the cumulative net taxable income position for the period 2006 to 2008, the full utilization of the 2008 net operating loss carryback to prior years, the short period of losses incurred with 2008 as the only year with a taxable loss, the significant provision for loan losses and increase in the loan loss reserve which we believed would be adequate to address anticipated problem loans, the long history of profitability for the company and the projected future profitability of the company which would be sufficient to realize the deferred tax assets within three and one-half years.

The substantial negative evidence we evaluated included: the significant loss incurred during 2008 due to the substantial provision for loan losses and charge-offs, the illiquid financial market conditions, and the further contraction of economic activity and deepening national and local recessions.

We evaluated the criteria of more likely than not and concluded that the overall weight of the positive evidence was greater than the weight of the negative evidence. Therefore, it was more likely than not that our deferred tax asset would be realized and no valuation allowance was necessary.

Positive Evidence
•
In December 2008, the Company received $37.0 million of investment through the U.S. Treasury Capital Purchase Program. This substantially increased our capital strength and ratios and reflects the banking regulatory authorities’ confidence in the company and its prospects.

•
Financial and monetary policies undertaken by the Federal Reserve, the FDIC and the U.S. Treasury and legislation enacted in the fall of 2008 began to stabilize the financial markets and improve liquidity. Confidence in the banking system began to rebuild.

•	Lower interest rates significantly improved the ability of consumers and businesses to carry their financial obligations.
•	The company had cumulative taxable income for the three years, 2006-2008. The taxable net operating loss for 2008 was to be carried back and fully utilized.
•
The company has a long history of profitable operations and the significant operating loss in 2008 was due to the significant level of loan loss provision and the other than temporary impairment losses.

•
$10.6 million of the $19.4 million of charge-offs were from the indirect auto loan portfolio. The business line management and operations were substantially reorganized in the second and third quarters of the year and the collection function was brought “in-house” from an outsourced provider and substantially enhanced. The origination of indirect car loans had been reduced in the last half of 2007 and substantially curtailed in early 2008. The portfolio segment declined from a peak of $141.6 million at December 31, 2006 to $82 million at December 31, 2008. The restructured and reorganized business unit operations and significantly reduced loan portfolio segment and delinquencies were projected to result in significantly reduced charge-offs and operating costs in 2009.

•
Further large other than temporary impairment losses on a small segment of the investment portfolio were not expected to recur in 2009 because the $10.0 million of bonds had been cumulatively written down to $0.7 million

•
The lower interest rate environment was expected to continue for a significant period and our net interest income and margin were projected to increase due to the lag effect of our liabilities repricing after an unprecedented 500 basis point reduction (200 basis points in the last 3 months of the year) in short-term interest rates.

•
The increase in nonperforming loans during the year were not broadly based, but arose principally from land acquisition and development loans (1 loan for $13.5 million that became nonaccrual) and several smaller commercial real estate mortgages on commercial properties and residential investment properties.

•	The company had conducted residential lending activities principally through mortgage banking operations and a substantial portion of loans originated were sold in the secondary market prior to 2008.
•	The company had not engaged in higher risk subprime, high LTV, Alt-A, no-doc or low-doc residential lending for its portfolio.
•	The company had relatively lower exposure to residential construction loans and most of this lending was for the construction of owner-occupied residences.
•
The Company had very low total loan exposure (less than $20 million of which less than $2.0 million were residential mortgages) in two of the hardest hit sub-markets in its operating area, the Cape Coral and Lehigh Acres areas of greater Ft. Myers.

•	Impaired loans were $62.1 million at the end of the year. However $53.8 million had an allocated reserve for loan losses of only $6.1 million, indicating a lower estimated loss rate.
•
The overall lower credit risk profile of the company relative to peers, the lower concentration in acquisition and construction loans, the highly seasoned loan portfolio in the Florida Keys legacy market and the reduced risk in the indirect loan portfolio due to the planned further decline in the portfolio were projected to moderate potential further loan losses in 2009 relative to 2008.

•
Projected pre-tax income based on our strategic and business plans were projected to be sufficient to fully realize the net reversing deferred tax asset temporary differences in three and one-half years (see Schedule A).

•	For federal and Florida income tax purposes, net operating losses have a 20 year carryforward period. The utilization of the loss carryforwards were not subject to any limitation.

Negative Evidence
•	A pre-tax operating loss for the year of $33.89 million and an estimated taxable loss of $22 million were incurred.
•	The provision for loan losses was $28.2 million and net charge-offs were $19.4 million. The reserve for loan losses increased $8.8 million, or 59%, during the year.
•	Other than temporary impairment charges on a segment of the investment portfolio (CDOs) were $6.4 million
•	Non-performing loans increased to $39.8 million, or 3.25% of loans, from $16.1 million, or 1.43% of loans, at the beginning of the year.
•
There were $4.6 million in total of repossessed asset expenses (disposition of autos), operational charge-offs and OREO write-downs and expenses during the year. Legal and other professional fees increased over $1.0 million from the prior year due to loan workout and collection costs.

•	Economic conditions nationally and locally declined significantly during the fourth quarter.
•	Financial markets were highly volatile and illiquid in the period from September to the end of the year. Liquidity pressures were heightened due to uncertainty about the banking system.
•	There was a cumulative net pre-tax loss for the three year period, 2006 to 2008.

We evaluated the criteria of more likely than not and concluded that the overall weight of the positive evidence was greater than the overall weight of the negative evidence. Therefore, in our judgment, it was more likely than not that our deferred tax asset would be fully realized and no valuation allowance was necessary at December 31, 2008.

March 31, 2009

As of March 31, 2009, we analyzed and evaluated the positive and negative evidence summarized below as a whole and in the context of the company’s risk profile and past lending practices, the source and nature of the current losses, our capital and liquidity positions, projected future income and the overall financial position of the company.

The substantial positive evidence that we evaluated included: the regulatory approval and assumption of the deposits of the failed Riverside Bank of the Gulf Coast, the improved liquidity position after this transaction and continued strong regulatory capital position, the short period of operating losses of the company, the relatively moderate increase in non-performing loans from year end, the long history of profitability of the company and the significant projected future profitability of the company which would be sufficient to realize the deferred tax assets within four years.

The substantial negative evidence included the recent significant losses due to the provision for loan losses, the higher level of non-performing loans and the continuing economic contraction.

We evaluated the criteria of more likely than not and concluded that the overall weight of the positive evidence was greater than the overall weight of the negative evidence.  Therefore, in our judgment, it was more likely than not that our deferred tax asset would be realized and no valuation allowance was necessary at March 31, 2009.

Positive Evidence
•	Financial markets continued to stabilize and volatility declined.
•
The lower short-term interest rate environment and the monetary policy pursued by the Federal Reserve improved liquidity and significantly reduced residential mortgage rates and other loan interest rates to the benefit of borrowers.

•	The sustained lower interest rates continued to improve the ability of consumers and businesses to carry their financial obligations.
•	Delinquency in the indirect auto loan portfolio declined significantly from its elevated prior year end level and net charge-offs of $2.2 million declined to their lowest level in four quarters.
•	Acquisition and development loans continued to decline during the quarter further reducing risk.
•	The increase in non-accrual loans was not due to increasing problems throughout the loan portfolio, but was due principally to a $5 million land development loan that became non-performing.
•
The company was approved by the bank regulatory authorities to acquire a failed bank, Riverside Bank of the Gulf Coast, which resulted in the assumption of $317 million of deposits and an increase in our market presence in the Cape Coral, Ft. Myers and Venice markets.  The deposit base and branches were attractive and the added liquidity (no loans were initially acquired) of $317 million allowed us to strengthen our liquidity position and reduce our funding from wholesale sources.  The increased deposits and liquidity enhanced our ability to fund new loan originations and thereby increase net interest income and our core earnings in the near future.  Our acquisition analysis and modeling projected that the assumed deposits and operations would provide a net contribution to earnings over the next year.

•
Impaired loans increased to $88.1 million.  However, impaired loans with an allocated allowance for loan losses increased only $7 million to $60.1 million.  The allocated loan loss reserve of $8 million continued to indicate a moderate estimated loss on these loans.

•
The positive evidence and attributes summarized at December 31, 2008 regarding the lower exposure to construction and development loans, the avoidance of higher risk residential lending practices, our overall lower credit risk profile and a significant component of our loan portfolio that was highly seasoned and based in our Florida Keys legacy market continued to be significant considerations.

•
The significant decline in the net interest margin during the quarter was solely due to the impact of the failed bank transaction which caused an initial negative spread to the cost of deposits assumed until the cash received could be invested in investment securities through the end of March and into April.  Our financial model projected an improving interest margin for the second quarter.

•
Projected pre-tax income based on our strategic and business plans was projected to be sufficient to fully realize the net deferred tax asset by the end of the first quarter of 2013, or approximately four years.

•
For federal and Florida tax purposes, net operating losses have a 20 year carryforward period, their utilization was not subject to any limitation and it was unlikely that the current year net operating loss would expire unutilized.

•
During the quarter unit sales of residential properties continued to increase in all of our markets in a range of 20% to 40% compared to the prior year period. This is an indication of expanding buyer demand and improving liquidity in the residential real estate markets.

•	Our two banks, TIB Bank and The Bank of Venice, remained well capitalized for regulatory purposes.

Negative Evidence
•	A pre-tax loss of $5.5 million a taxable loss of $6.3 million were incurred in the first quarter.
•	The provision for loan losses was $5.3 million and net charge-offs were $3.6 million. The reserve for loan losses increased $1.7 million to $25.5 million.
•	Non-performing loans increased to $45.6 million or 3.74% of loans from $39.8 million, or 3.25% of loans at the beginning of the year.
•	Short-term interest rates remained near zero. The previous rapid decline in short-term interest rates negatively impacted the net interest margin during the quarter.
•	Economic conditions nationally and locally continued to weaken due to the deepening recession.

We evaluated the criteria of more likely than not and concluded that the overall weight of the positive evidence was greater than the overall weight of the negative evidence. Therefore, in our judgment, it was more likely than not that our deferred tax asset would be fully realized and no valuation allowance was necessary at March 31, 2009.

June 30, 2009

As of June 30, 2009, we analyzed and evaluated the positive and negative evidence summarized below as a whole and in the context of the company’s risk profile and past lending practices, the source and nature of the current losses, our capital and liquidity positions, projected future income and the overall financial position of the company.

The substantial positive evidence we evaluated included: improving financial market conditions and the increased ability of financial institutions to access the capital markets, the retention of an investment banking firm to underwrite our planned public offering of capital, continued improvement in local real estate market conditions, increasing positive momentum in resolving non-performing assets, the improvement in our net interest margin, the positive trend to break-even and profit contribution of the assumed Riverside deposits and operations, the long history of profitability of the company and the revised projections of future profitability would be sufficient to full realize the deferred tax assets within four years. The informal regulatory order was significant, but the purpose of the order and its effect was consistent with management’s focus and it did not restrict the operations of the company to the extent that it could reduce the likelihood of achieving our revised projections. Financial market conditions had become receptive to financial institutions raising capital and we had reasonable prospects and sufficient time to raise additional capital as outlined in the order.

The substantial negative evidence that we evaluated included: the continued significant operating losses due to the high level of provision for loan losses and charge-offs, the increase in non-performing loans during the quarter, entering into the informal regulatory agreement and the continued national and local economic contraction and recession.

We evaluated the criteria of more likely than not and concluded that the overall weight of the positive evidence was greater than the weight of the negative evidence.  Therefore, in our judgment, it was more likely than not that our deferred tax asset would be realized and no valuation allowance was necessary at June 30, 2009.

Positive Evidence
•
Financial markets continued to stabilize and volatility declined.  Fixed income and equity markets appeared to function with adequate liquidity.  Equity capital markets became more interested in and confident of the prospects for the banking industry in general and a number of larger national and regional banks were able to raise significant amounts of equity capital through public offerings.

•
We retained Sandler O’Neil & Partners as our investment banker to pursue a public offering of common stock.  Due to the improved equity market outlook for financial institutions, the prospects to raise additional capital were good.  We commenced the preparation of a registration statement.

•	The positive trends in unit sales activity for residential real estate continued with consistent 30% - 40% increases in unit sales compared to the prior year period.
•
Our workout and problem asset resolution efforts began to generate increased momentum with $4.9 million of OREO disposed and $7.9 million of non performing loans moving to foreclosure.  We view foreclosure as moving through the resolution process.

•
The net interest margin increased 13 basis points due to the impact of the repricing down of deposit liabilities and the effect of the full investment of the proceeds from the assumption of the deposits of the former Riverside Bank of the Gulf Coast.

•	Our financial model continued to project significant further improvement in the net interest margin and growth of net interest income over the next year.
•
By June, the former operations of Riverside moved from generating a loss to breakeven.  We had successfully executed our integration plan, converted the operations to our information technology systems, significantly reduced deposit interest costs and retained 92% of the core deposits.  The acquisition was poised to contribute increasing earnings during the balance of the year.

•	We filed an application with bank authorities to merge our two banks to improve managerial control and operating efficiency. Cost reduction from the merger was projected to be $800,000 per year.
•	Delinquency in the indirect auto loan portfolio continued to decline and net charge-offs for the quarter declined further to $1.8 million, the lowest level in six quarters.
•
The increase in non accrual loans was centered again in the land development segment of the loan portfolio with non accruals increasing $17 million in this segment.  The increase in total non accrual loans was due principally to this segment and did not reflect a broad decline in the loan portfolio as a whole.  Current appraisals of the new non accrual loans indicated low loss exposure on these assets.

•
Impaired loans increased to $103 million, but no reserve for loan losses was allocated to $37 million. Of the balance, $66.5 million, $8.5 million of reserve for loan losses was allocated indicating a relatively lower level of expected loss.

•
Our financial projections were updated to reflect the assumption of the failed bank, the actual operating experience during the first half of the year, and the expected weaker economic environment through the balance of 2009 and into the first half of 2010.  Our deferred tax assets recovery analysis at June 30, 2009 indicated that the deferred tax asset would be realized through projected pre-tax earnings by the end of the second quarter of 2013, or approximately four years.

•
For federal and Florida tax purposes, net operating losses have a 20 year carryforward period.  The utilization of losses was not subject to any limitation and it was unlikely that our current year net operating loss would expire unutilized.

•	The two banks, TIB Bank and The Bank of Venice, remained well capitalized for regulatory purposes.
•
The positive evidence and attributes summarized at December 31, 2008 regarding the lower exposure to construction and development loans, the avoidance of higher risk residential lending practices, our overall lower credit risk profile and a significant component of our loan portfolio that was highly seasoned and based in our Florida Keys legacy market continued to be significant considerations.

Negative Evidence
•	A pre-tax loss of $13.4 million and a taxable loss of $13.0 million were incurred for the six month period ended June 30, 2009.
•
The provisions for loan losses was $11.1 million and net charge-offs were $9.4 million for the six month period.  The reserve for loan losses was relatively unchanged at $25.4 million from March 31, 2009.

•	Non-performing loans increased to $61.8 million or 4.99% of loans. Economic conditions nationally and locally continued to weaken with rising unemployment due to the further contracting economy.
•	Due to further other than temporary impairment of our CDO segment of the investment portfolio, a write-down of $0.7 million was recorded.
•
On July 2, 2009, TIB Bank, the principal operating entity of the company, entered into an informal agreement with the FDIC and Office of Financial Regulation of the State of Florida.  The principal focus of the memorandum of understanding was for TIB Bank to use its efforts to reduce non performing and substandard assets over an 18 month period, improve profitability and increase its regulatory capital by December 31, 2009.

We evaluated the criteria of more likely than not and concluded that the overall weight of the positive evidence was greater than the overall weight of the negative evidence. Therefore, in our judgment, it was more likely than not that our deferred tax asset would be fully realized and no valuation allowance was necessary at June 30, 2009.

Summary of Recent Operating History

TIB Bank commenced operations in 1974 and expanded throughout the Florida Keys.  TIB Financial Corp was established in 1995.  As a result of strategic considerations the company began to expand into Southwest Florida in 2001.  Due to the more vibrant and expanding economy of Southwest Florida, the company’s asset and deposit growth increased significantly.  The years 2002 to 2004 were a period of significant investment in personnel, facilities and infrastructure to support the future growth of the company, and pre-tax earnings during this period were relatively flat in a range of $7 to $8 million.

As a result of increasing earning assets, improving operating leverage and additional capital raised through a public offering in 2004, the pre-tax earnings of the company began to expand and taxable income was $6.7 million, $18.8 million and $15.3 million in 2004, 2005, and 2006, respectively.

While it is acknowledged that economic conditions during this period were buoyant and in retrospect exuberant, the Company began to recognize the potential changing economic and real estate market conditions in 2006 and began to increase its provision for loan losses and reserve for loan losses.

Recessionary conditions in South Florida became evident in 2007 as local real estate markets stalled and unemployment began a steady increase.  Federal Reserve monetary policy and the resulting inverted yield curve adversely impacted the net interest margin as net interest income declined slightly from 2006.

The rising unemployment in our markets was reflected initially in the later half of 2007 as we experienced significant increases in delinquency and charge-offs in our consumer installment loan portfolio (principally auto loans).  Further contracting economic conditions necessitated a significant increase in the provision for loan losses and a 56% increase in the reserve for loan losses.  Deterioration in the performance of a small segment of the investment portfolio (CDOs and an equity investment) resulted in the recognition of an other than temporary impairment of $5.7 million and resulted in a pre-tax loss for the fourth quarter.  As a consequence of these adverse developments, the Company reported a pre-tax loss of $4.3 million, but generated taxable income of $7.7 million for the year.

The operating results for 2008 were a pre-tax loss of $33.8 million and a taxable loss of $22.0 million reflecting the severe economic contraction that became evident on a national basis at the end of 2007 and intensified during 2008.  Our local economy contracted further with increasing delinquency and charge-offs in our loan portfolio.  The provision for loan losses was $28.2 million and the loan loss reserve increased an additional 59% during the year.  Further deterioration in the CDO component of the investment portfolio resulted in the further recognition of $6.4 million of other than temporary impairment losses.  Except for the final impairment of $0.7 million recorded in the second quarter of 2009, the $10 million investment in CDOs was effectively written-down to zero.

Through the three year period ended December 31, 2008, we had a cumulative pre-tax loss for financial accounting purposes, but had net taxable income with remaining net operating loss carryback potential.

Operating results for the first six months of 2009 were a pre-tax loss of $13.4 million and a taxable loss of $13 million ($6.3 million for the first quarter and $6.7 million for the second quarter) with a provision for loan losses of $11 million and a significant increase in problem asset related expenses such as legal, foreclosure, valuation write-downs and other problem asset workout expenses.  The period also included a net estimated loss of $1.0 million related to the assumption of deposits and the initial operation of a failed bank from the FDIC during February 2009 and the full integration of its operations in June 2009.

A condensed summary and analysis of recent operating results follows:

(Dollars In Thousands)
	2002	2003	2004	2005	*	2006	2007	2008	6/30/2009
Pre-Tax Net Income	$6,992	$7,649	$7,800	$11,119		$14,014	$(4,196)	$(33,783)	$(13,495)

Provision for Loan Losses	791	1,586	2,455	2,413		3,491	9,657	28,239	11,072
Other Than Temporary Impairment	-	-	-	-		-	5,661	6,426	763
Repossessed Asset Expenses	177	390	64	128		312	986	1,387	(105)
Operational Charge-Offs	153	82	69	69		124	74	1,528	NM
OREO Write-Downs and Expenses	NM	NM	NM	NM		NM	NM	1,694	1,406
Estimated Impact of Non-Accrual Loans	NM	NM	NM	NM		NM	NM	3,200	1,424
Additional FDIC Insurance	-	-	-	-		-	-	-	796
Pre-Tax core operating income	8,113	9,707	10,388	13,729		17,941	12,182	8,691	1,861
* Excludes $7,630 of pre-tax income from discontinued operations

Current Operating Environment

As previously described, our markets in Southwest Florida and the Florida Keys have been in a contracting economic condition since early 2007.  Our financial results have been significantly impacted by the increased level of non-performing loans, significantly elevated provisions for loan losses and a substantial increase in the reserve for loan losses.  Beyond the direct impact of charge-offs, OREO expenses and asset valuation adjustments, we have incurred a very significant increase in problem asset workout and resolution costs such as the increased staffing of the workout department, legal and appraisal fees and significantly increased FDIC insurance costs due to premium increases and higher assessment rates.

However, in the last 15 months we have observed increasing liquidity in the residential real estate market with, in general, 40% plus increases in unit sales on a monthly basis compared to the prior year monthly period.  Mean sales prices have declined 40-50% but the supply of unsold, foreclosed and non-distressed homes is declining and being absorbed.  We believe that the substantial price declines have made housing more affordable and competitive, which is driving the significant rebound in unit sales. This is fundamental and necessary to the beginning of an economic recovery. With respect to our problem commercial real estate assets, we are seeing the beginning of serious investor interest and building momentum in resolving non-performing assets.  We believe that these are sustainable trends that are critical to further improvement and recovery of the local economies and real estate markets in our operating area.

Development of Strategic and Business Plans and Financial Projections

Annually in the third and fourth quarter of each year we develop business and operating plans and related budgets and financial projections.  During this planning period in 2008 we substantially revised our strategic plan to reflect the then current economic conditions and our expectation that the economic conditions in our market area would continue to be challenging throughout 2009 with a slow recovery beginning in 2010.  We anticipated a two to three year period of gradually strengthening economic conditions and improving fundamentals in our markets with our markets lagging the general improvement in the national economy.  By the fourth year of our plan we expected economic conditions to be generally stable, but economic activity and growth to be much more moderate than the period before the severe downturn.

We believe our company is well positioned to benefit from the further consolidation of both larger and smaller bank competitors through resolution of failing banks and acquisition of weaker competitors in our markets.  Our market areas in Southwest Florida in particular became too crowded competitively with many de novo banks started and out of market institutions entering the markets.  The further consolidation and rationalization in our markets due to this severe recession will create a healthier and more balanced competitive landscape as we go forward.  This will be reflected in more rational loan and deposit pricing, which will provide a base for improving net interest margins and profitability.

With this overall conceptual view of future economic and operating conditions we updated and prepared a detailed business plan and financial forecast for 2009 and a yearly forecast for 2010 through 2013.

We employ both a bottom-up and top-down approach to our forecasting and budget process.  Detailed projections based upon input from business lines are used to generate projections for the level, mix and yield/cost of loans and deposits.  We employ a financial model provided by an outside asset/liability management consulting firm that drives the projection of net interest income from our planning scenarios.  The model is highly detailed with each loan, deposit, investment security and borrowing included at the financial instrument level as the starting point for the forecast.  This model is used to generate a detailed forecast of the balance sheet and net interest income for a two year period.  Projections for years three through five are based on the detailed projection and include more general assumptions regarding loans, deposits, investments and borrowings.  We also utilize this model for our internal asset/liability and interest rate risk management process. These projections are reviewed and approved by the board of directors and are the basis of management’s measurement of performance and business decision making.

Non-interest income and non-interest expenses are projected based upon current actual results and adjusted to reflect assumptions regarding inflation, expansion of operations, planned capital expenditures and expected staffing levels.

The provision for loan losses is clearly challenging to project under current economic conditions but it is based on an analysis of the current and projected performance of the loan portfolio, our internal loan review and loan risk rating process, the general assumption that the loan loss reserve increases with growth in the loan portfolio and the level of risk perceived in our lending plans.

Significant Assumptions Underlying the Projections

Our overall expectations for the economic operating environment in our markets are described in the previous section.   We generally assume that the current interest rate environment will continue during the planning horizon because it is unlikely that we can predict the timing and magnitude of changes in interest rates and our interest rate risk analyses and management practices are focused on moderating the impact of sharp or unusual changes in interest rates.

The financial model does incorporate loan, deposit, investments and borrowings at the financial instrument level and it does project the effect of maturity, principal repayment and re-pricing of these instruments based upon the current interest rate environment.  Net interest income is projected to increase due to the growth of earning assets but also due to the significant level of CD deposits that will mature and reprice significantly lower in the current interest rate environment.  As discussed previously, we also believe that the competitive environment in the future will be more rational and provide loan and deposit pricing at historical relationships.

The provision for loan losses anticipates potential further decline in real estate values, a further increase in non-performing commercial real estate loans and the further decline of consumer and indirect auto loan charge-offs as a result of the continuing significant decline of this loan portfolio segment through 2010.

The basis for our projection of the provision for loan losses is our internal loan review and risk rating methodology and processes.  It is a well developed and comprehensive process that has been in place for many years and reflects the credit culture and focus on properly underwritten loans.  Our internal risk rating methodology and individual loan ratings is reviewed twice each year by an outside third party, Bennington Associates, which is well regarded in the eastern United States and Florida.  In addition, the company through its banks is subject to a regulatory examination annually by either the FDIC or State of Florida banking authorities.  Despite the severe economic conditions and the decline in the performance of segments of our loan portfolio, we achieved a greater than 90% agreement with respect to our loan risk ratings with these third parties.

Our loan risk rating methodology is utilized by our chief credit officer and coupled with our loan workout and problem asset resolution group, they project expected charge-offs based upon their analysis of the larger loan and foreclosed real estate assets and trends observed in our loan portfolio.

At an appropriate time, as we begin to observe improving trends in our loan portfolio and in the economies of our markets, we anticipate that charge-offs will exceed the provision for loan losses during this part of the recovery period.  The reserve for loan losses as a percentage of loans will decline to the more historic relationship experienced in more stable economic conditions.

Variances from projected provisions for loan losses and charge-offs will occur and impact the projected future profitability.  The timing and magnitude of charge-offs is challenging to project more than three to four quarters in the future.  As discussed before, we believe that the earnings projected in the fifth year of our financial forecast, which are not required to support the full realization of the deferred tax assets, provide more than an adequate cushion to offset estimation errors that may occur in our projections under the current economic conditions.

Improvement in asset quality is expected to continue in 2011 through 2012 with a stabilization at more historic levels in 2013.

The company today is significantly larger as measured by assets, loans, deposits and operations than it was in the pre-recessionary period.  This provides a base for increased earnings as we exit this current recessionary period.  We are focused on continuous improvement of operating efficiency and effectiveness and cost containment, and project improving profitability as the net interest margin continues to improve through the repricing of liabilities that have lagged the unprecedented decrease in market interest rates during 2008.  Operating performance will be further enhanced as the level of non-performing assets and related credit expense, valuation adjustments and workout costs subside to more normal levels.  The forecast reflects financial performance that approaches the historical levels of return on assets and operating efficiency generated prior to this recession.  However, we do not project that the net interest margin will return to these historical levels due to the structural and competitive changes in the financial services industry and the prior characteristics and composition of the Company’s balance sheet when it was smaller (equity and non-interest bearing demand deposits were a greater percentage of funding).

The branch operations, management, information technology and infrastructure in place today are sufficient to support the projected growth of loans and deposits without any significant additions to staffing or infrastructure. The company is poised to achieve improving operating leverage as the economy recovers.

The projected improvement in financial performance reflects our view of a slowly recovering national and local economy that will take several years to absorb further deleveraging of consumer balance sheets, excess supply of residential real estate, restructuring of corporate balance sheets and an expected reduction of fiscal and monetary stimulus.  The projected improvement of profitability reflects the strong positive effects of the expected reduction in non-performing assets and the attendant improvement in the net interest margin, significantly lower provisions for loan losses and a significant reduction in workout and problem asset resolution costs.

A good model for observation and comparison is the performance of the banking industry in the Northeast and Mid-Atlantic regions during the recession of 1989 – 1991.  After approximately two years, in general, of heavy losses due to principally real estate credit related costs, profitability began to recover and return to higher performing levels in the following three or more years.  Real estate markets slowly recovered and the regional economies returned to expansion.   We believe that this is a reasonable view and expectation for the next several years in our markets.

Updating of Projections

The performance of the company relative to the business plan and financial forecast is reviewed and analyzed monthly.  The financial forecast is updated generally at mid-year or if there have been significant changes in the operating environment or business operations.

The strategic and business plan and financial projections for the period 2009-2013 that were in place at the beginning of 2009 were updated in the second quarter as a result of the assumption of the deposits and operations of the failed Riverside Bank of the Gulf Coast and to reflect the effect of weaker economic conditions and further increases in non-performing loans than originally projected.  The projection period was also extended to 2014.

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Item 11_Executive Compensation
Compensation Discussion and Analysis, Page 11 of Definitive Proxy Statement on Schedule 14A

Original Comment

2.
We note your response to our comment 8 from our letter dated September 16, 2009 that there were no specific performance targets utilized during the 2008 fiscal year. However, we note that on page 20 of your Definitive Proxy Statement in the paragraph where you discuss performance targets, you state that "[b]ecause of the failure to meet certain short term financial goals, none of the Senior Officers received an annual bonus in 2008," In the next paragraph, you state "if short term financial goals had been met...," implying that you did establish objective targets for 2008. Please amend your disclosure to accurately reflect your compensation program.

Management’s Response

Our original response stated that there were no specific financial performance targets in 2008, and that statement is correct. There were only subjective, non quantitative, short term financial goals which are defined on page 18 of the proxy which were determined and evaluated by the compensation committee. The compensation committee evaluated the performance of the Senior Officers with respect to these subjective short term financial goals and determined that no incentive compensation would be awarded for 2008. The sentence you reference on page 20 of the proxy starting “If the short term financial goals had been met…,” refers specifically and only to the subjective non-quantitative short term financial goals described on page 18. Accordingly, there were no objective targets for 2008. To more clearly disclose this, we have revised the language of our Compensation Discussion and Analysis incorporated by reference into Item 11 of our Form 10-K for 2008 and have enclosed the revised text below.

PART III

ITEM 11: EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we discuss certain aspects of our compensation program as it pertains to our principal executive officers, our principal financial officer, and our three other most highly-compensated executive officers in 2008.  We refer to these six persons throughout as the “Senior Officers.” Our discussion focuses on compensation and practices relating to our most recently completed fiscal year.

We believe that the performance of each of the Senior Officers has the potential to impact both our short-term and long-term profitability. Therefore, we place considerable importance on the design and administration of the executive compensation program.

Oversight of Executive Compensation Program

The Compensation Committee of our Board of Directors oversees our compensation programs. Our compensation programs include programs designed specifically for our Senior Officers.

Our Board of Directors established the Compensation Committee to, among other things, review and approve the compensation levels of Senior Officers, evaluate the performance of the Chief Executive Officer and consider senior management succession issues and related matters for the Company. The objectives and the goals of our compensation programs are to attract, employ, retain and reward executives capable of leading us in achieving our business objectives by rewarding past performance of the Senior Officers and seeking to align their long-term interests with those of our investors.

In accordance with NASDAQ listing standards, the Compensation Committee is composed entirely of independent, non-management members of our Board of Directors. No Compensation Committee member participates in any of our employee compensation programs. Each year the Corporate Governance and Nomination Committee reviews all direct and indirect relationships that each director has with the Company, and our Board of Directors subsequently reviews its findings. Our Board of Directors has determined that none of the Compensation Committee members has any material business relationships with the Company.

The Compensation Committee has in the past taken the following actions to link Senior Officers’ pay and performance:

•	engaged an independent compensation consultant to advise on executive compensation issues regarding the former Chief Executive Officer and President ;
•	realigned compensation structures based on a more clearly defined competitive compensation strategy; and
•	reviewed and ensured senior officer compensation is in compliance with Section 111 of the Emergency Economic Stabilization Act of 2008.

The responsibilities of the Compensation Committee are set forth in its charter, which is available on our website at www.tibfinancialcorp.com.

Objectives of Our Compensation Programs

We compensate our Senior Officers through a mix of base salary, bonus and equity compensation designed to be competitive with comparable employers and to align management’s incentives with the long-term interests of our shareholders. Our compensation setting process consists of the Chief Executive Officer and President, working together with the Compensation Committee, to establish each component of total compensation including base salary, incentive compensation and equity compensation for each of the Senior Officers.

Our process begins with establishing individual and corporate performance objectives for Senior Officers for the year. Together with the Compensation Committee, we engage in a dialogue with the Chief Executive Officer concerning strategic objectives and performance targets. We review the appropriateness of the financial measures used in the incentive plan and the degree of difficulty in achieving specific performance targets. Due to the Compensation Committee’s assessment of the projected results of the Company for 2008 and the inability to meet the four qualitative short term goals discussed below, no specific quantitative financial performance targets were established as the Committee determined that none of the Senior Officers would be eligible for cash bonus incentive compensation.

We do not believe that it is appropriate to establish compensation levels based on benchmarking. We do believe, however, that information regarding pay practices at other companies is useful in at least two respects. First, we recognize that our compensation practices must be competitive in the marketplace. Second, this marketplace information is one of the many factors that the Senior Officers and the Compensation Committee consider in assessing the reasonableness of compensation.

The Chief Executive Officer and President’s recommendations to the Compensation Committee for Senior Officers’ compensation, and the Compensation Committee’s review of those recommendations, are based primarily upon an assessment of each Senior Officer’s leadership, performance and potential to enhance long-term shareholder value. We rely upon our judgment about each individual and not on rigid formulas or short-term changes in business performance in determining the amount and mix of compensation elements and whether each particular payment or award provides an appropriate incentive and reward for performance that sustains and/or enhances long-term shareholder value and encourages prudent risk taking. Key factors affecting our judgment include: (i) the performance compared to the financial, operational and strategic goals established for the Senior Officer during the first quarter of the year; (ii) the nature, scope and level of responsibilities; (iii) the contribution to our financial results, particularly with respect to key metrics such as cash flow, revenue, earnings and return on total capital; (iv) the effectiveness in leading our initiatives to increase customer value and productivity; (v) the contribution to our commitment to corporate responsibility, including success in creating a culture of unyielding integrity and compliance with applicable laws and our ethics policies; (vi) and the commitment to community leadership and diversity.

We also evaluate each Senior Officer’s current salary and the appropriate balance between incentives for long-term and short-term performance.

As previously mentioned, we have historically used three categories of eligible compensation for the Senior Officers—salary, cash bonus and equity compensation in the form of stock option grants or restricted stock awards. In that regard, on October 26, 2004, the board approved Distribution Guidelines for the shareholder approved 2004 Equity Incentive Plan. The Distribution Guidelines provide general guidelines for equity award components. The Compensation Committee has generally approved the salary and equity award components for each Senior Officer during the first quarter of the year. The Compensation Committee has generally approved the cash bonus component for each Senior Officer during the fourth quarter of the year. As discussed above, the Senior Officers were not eligible for cash bonus compensation during 2008.

During the second quarter of 2008, the Board of Directors approved the appointment of Thomas J. Longe as the Chief Executive Officer of the Company. Edward V. Lett retained the title and responsibilities of President of the Company until his retirement on January 30, 2009. Subsequently, during the first quarter of 2009, the Board of Directors approved the appointment of Thomas J. Longe as President of the Company.

Compensation Consultant

The Compensation Committee met eleven times in 2008 to discuss Senior Officers’ compensation. During 2008, the Compensation Committee engaged a third party compensation consultant, Amalfi Consulting (“Amalfi”), to provide research, analysis and recommendations to the Compensation Committee regarding the equity compensation of the Board of Directors.

During 2006, Clark Consulting assisted the Compensation Committee by providing comparative market data on compensation practices and programs relating specifically to the former Chief Executive Officer and President based on an analysis of peer competitors. Clark also provided guidance on industry best practices. Subsequently, no updated executive compensation studies have been performed.

Equity Incentive Plan

On May 25, 2004, our shareholders approved the 2004 Equity Incentive Plan (“2004 Plan”). The 2004 Plan provides for the grant of future equity based awards to officers, directors, employees, consultants and other persons providing services to the Company.

One purpose of the 2004 Plan is to further the growth in our earnings and the market appreciation of our stock by providing long-term incentives to officers, directors, employees and other persons providing services to the Company. We intend that the long-term incentives provided by the Plan will help us recruit, retain and motivate our officers, directors and employees, who provide important services to the Company. All equity based awards made during 2008 were made under the 2004 Plan.

Compensation Committee Requirements under TARP

On December 5, 2008, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”), the Company issued and sold to the U.S. Department of Treasury, Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and a related Warrant to purchase common stock. Pursuant to the issuance of the capital instruments described, the Company, and specifically the Compensation Committee, now must perform and document certain duties and are subject to certain limitations and requirements as summarized below.

Senior Officers compensation in excess of $500,000 per year will not be tax deductible, as long as the Company is a participant in the TARP CPP.

Incentive compensation clawbacks require the Company to provide for the recovery of bonus or incentive compensation paid to a Senior Officer based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate. Unlike the clawback provisions under the Sarbanes-Oxley Act of 2002, the Emergency Economic Stabilization Act of 2008 (“EESA”) clawback provisions do not require that “misconduct” cause the inaccurate results. In addition, the rules under CPP specifically note that the clawback requirements are not triggered only by an accounting restatement, are not limited to a specific recovery period and are not limited to material inaccuracies related to financial reporting.

Companies participating in the CPP may not make “golden parachute payments” to a Senior Officer during the period of Treasury’s investment in the Company. For purposes of the CPP, a “golden parachute payment” is defined under new Section 280G(e) of the Internal Revenue Code and means a compensatory payment made in connection with a Senior Officer’s “applicable severance from employment” to the extent such payment exceeds three times the Senior Officer’s average taxable compensation for the five years preceding the year of termination.

The Compensation Committee is required to take the following three steps with respect to the prohibition on providing incentive compensation that involves excessive risk taking.

   1. Promptly, but in no case more than 90 days of closing CPP, the Committee must review Senior Officers’ incentive arrangements with the Company’s senior risk officer(s) to ensure that the arrangements do not encourage Senior Officers to take unnecessary risks that threaten the value of the institution.  The Committee met on December 12, 2008 and on January 16, 2009 for this purpose.

  2. After the initial review, the Compensation Committee must meet twice each year with the Company’s senior risk officer(s) to discuss and review the relationship between the Company’s risk management policies and practices and Senior Officer incentive compensation arrangements.

  3. The Compensation Committee must certify that it has completed these reviews and that the committee has made reasonable efforts to ensure that Senior Officers incentive compensation arrangements do not encourage such officers to take unnecessary and excessive risks that threaten the value of the Company.

Actions taken by the Compensation Committee and other Company officials pursuant to TARP

Prior to closing, each Senior Officer executed a waiver of claims that the executive may have against the U.S. Treasury or the Company due to participation in the CPP. An officer’s certificate was executed certifying that the amendments to compensation and benefit plans and agreements applicable to Senior Officers necessary to comply with the applicable provisions of Section 111 of EESA have been made. The securities purchase agreement included post-closing covenants that obligate the Company to operate our compensation plans and agreements with respect to our Senior Officers in a manner that complies with Section 111 of EESA and the related guidance, and the Company is prohibited from adopting plans or agreements that do not comply with these measures, as long as the Company is a participant in the CPP.

The Company’s Senior Risk Officer has reviewed all Senior Officer incentive compensation arrangements, and on March 13, 2009 met with the Compensation Committee to discuss his analysis and conclusions. After a thorough review of the incentive compensation arrangements, the Compensation Committee unanimously determined that such arrangements do not encourage Senior Officers to take unnecessary and excessive risks that threaten the value of the Company.

Overview of Compensation Philosophy and Program

For 2008, the Compensation Committee determined that the Senior Officers’ total compensation for the year 2008 was reasonable, competitive and consistent with the objectives of our compensation philosophy and program.

The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and which aligns executives’ interests with those of our shareholders by rewarding performance above established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to the Senior Officers remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Compensation Committee believes executive compensation packages provided to our Senior Officers, should include both cash and stock-based compensation that reward performance as measured against established goals.

In order to recruit and retain the most qualified and competent individuals as Senior Officers, we strive to maintain a compensation program that is competitive in the labor market. The purpose of our compensation program is to reward exceptional organizational and individual performance.

The following compensation objectives are considered in setting the compensation programs for our Senior Officers:

•	drive and reward performance which supports our core values;

•	provide a significant percentage of total compensation that is “at-risk”, or variable, based on predetermined performance criteria;

•	encourage stock holdings to align the interests of Senior Officers with those of our shareholders;

•	design competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced Senior Officers; and

•	set compensation and incentive levels that reflect competitive market practices.

Role of Senior Officers in Compensation Decisions

The Chief Executive Officer and President annually reviews the performance of each Senior Officer (other than the Chief Executive Officer and President, whose performance is initially reviewed by the Compensation Committee). The conclusions and recommendations resulting from the Senior Officers’ reviews, including proposed salary adjustments and annual equity award amounts, are then presented to the Compensation Committee for its consideration and approval. The Compensation Committee can exercise its discretion in modifying any of the recommendations. The Compensation Committee then makes a final recommendation for compensation adjustments to our Board of Directors for approval.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of our compensation objectives noted above, our Senior Officer compensation philosophy includes the following four principles:

(i)	Compensation should be related to performance

We believe that a significant portion of a Senior Officer’s compensation should be tied not only to individual performance, but also to the performance of the Senior Officer’s business unit, division, department or function and our overall performance measured against both financial and non-financial goals and objectives. During periods when performance meets or exceeds the established objectives, Senior Officers should be paid at or more than expected levels. When our performance does not meet key objectives, incentive award payments, if any, should be less than such levels. Due to the Company’s projected results for 2008 and the inability of the Company to meet the four qualitative short term goals discussed below, the Senior Officers were not eligible for cash incentive awards and, accordingly, no specific quantitative financial performance targets or goals were established.

(ii)	Incentive compensation should represent a significant portion of a Senior Officer’s total compensation.

In order to significantly reduce the amount of compensation paid to Senior Officers when our overall performance is not optimum, a large portion of compensation should be paid in the form of short-term incentives, which are calculated and paid based primarily on financial measures of profitability and shareholder value creation. Senior Officers have the incentive of increasing our profitability and shareholder return in order to earn a significant portion of their compensation package. The Senior Officers did not receive any cash bonus incentive compensation due to the failure of the Company to meet the general, qualitative Short Term Financial Goals detailed below.

(iii)	Compensation levels should be competitive.

The Compensation Committee reviews the recommendations of the Chief Executive Officer and President with respect to the competitiveness of the compensation levels of the Senior Officers. We believe that a competitive compensation program enhances our ability to attract and retain Senior Officers.

(iv)	Incentive compensation should balance short-term and long-term performance.

The Compensation Committee seeks to achieve a balance between encouraging strong short-term annual results and ensuring our long-term viability and success. To reinforce the importance of balancing these perspectives, Senior Officers will be provided both short- and long-term incentives. As long-term incentives, we provide Senior Officers and many other employees with the means to become shareholders of the Company or to share in the appreciation in value of our stock with shareholders. These opportunities include stock option grants, the employee stock purchase plan and restricted stock awards.

Factors Used in Compensation Programs

The Compensation Committee adopted a general outline of factors typically used for defining Senior Officers’ incentive compensation. These factors are defined, and their use in Senior Officers’ annual compensation is described, below:

Short Term Financial Goals:
•	Significant sustainable increases in earnings per share and return on average equity;
•	Maintenance of asset quality;
•	Significant quality asset and deposit growth; and
•	Improve operating efficiency.

Due to the failure of the Company to meet these general, qualitative Short Term Financial Goals, the Senior Officers were not eligible for cash based bonus incentive compensation. No specific quantitative performance targets were established.

Short Term Non-Financial Goals:
•	Empower and enable officers to accomplish specific annual goals and objectives;
•	Maintenance of exceptional compliance standards;
•	Cultivate and maintain healthy internal culture;
•	Continue to maintain high quality investor relations with current and prospective owners, analysts and investment community;
•	Identify, attract and retain key personnel;
•	Enhance our brand image; and
•	Identify and pursue strategic alternatives to supplement organizational growth.

Strategic Objectives:
•	Ensure the high morale, productivity and stability of our officer and employee base;
•	Balance our Board of Directors’ directive of quality growth and increased profitability in an acceptable and sustainable manner;
•	Display the leadership and ethical conduct that motivates others to high levels of productivity and achievement;
•	Fulfill all the requirements of the Senior Officer’s position;
•	Conduct oneself in the communities in which we operate in a social and professional manner that promotes our high standards;
•	Maintain market dominance in our core Florida Keys market and increase market share in all other markets; and
•	Review and adapt the internal organizational structure to maximize opportunities and economies of scale, create a platform that’s scaleable and promote internal accountability.

Review of Senior Officer Performance

The Chief Executive Officer and President and the Compensation Committee review each compensation element of a Senior Officer. In each case, we take into account the scope of responsibilities and experience, and balance them against competitive salary levels. The Compensation Committee has the opportunity to meet with the Senior Officers at various times during the year, which allows the Compensation Committee to form its own assessment of each individual’s performance.

In addition, each year, the Chief Executive Officer and President makes recommendations for compensation adjustments and presents to the Compensation Committee his evaluation of each Senior Officer, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. Following this presentation, input from some or all of the other Senior Officers, the Compensation Committee makes its own assessments and determinations and makes the final recommendation to the Board of Directors for compensation adjustments for each Senior Officer.

Components of the Executive Compensation Program

We believe the total compensation and benefits program for Senior Officers should generally consist of the following:

•	base salaries;

•	annual cash bonus incentive (when overall goals are met);

•	long-term incentive compensation, through equity awards; and

•	retirement, health and welfare benefits.

Base Salaries

Senior Officers’ base salaries are generally determined by evaluating a Senior Officer’s level of responsibility and experience and our overall performance.

Adjustments to base salaries are driven primarily by individual performance. Individual performance is evaluated by reviewing the Senior Officer’s success in achieving business results, promoting our core values and demonstrating leadership abilities. When considering the base salary of the Senior Officers for 2008, we considered our continuing achievement of our short-term and long-term goals and strategic objectives.

Other elements of compensation are affected by changes in base salary. Annual incentives, when eligible , are paid out as a percentage of base salary. The salaries paid to our Chief Executive Officer and President and the other Senior Officers during fiscal year 2008 are shown in the Summary Compensation Table below.

Annual Incentive Compensation

The annual incentive compensation awarded provides Senior Officers with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit, division, department or function and individual performance goals which, for 2008, were not established by the Compensation Committee based upon the Company’s inability to meet the four qualitative short term goals discussed above . The Compensation Committee designs the annual incentive component of our compensation program to align Senior Officers’ pay with our annual (short-term) performance.

The Compensation Committee approves a target incentive payout as a percentage of the base salary earned during the incentive period for each Senior Officer. These target payout percentages are based on historical and competitive practices. The incentive target payout percentage represents the Senior Officer’s annual bonus opportunity if our annual performance goals are achieved. The individual performance of each Senior Officer is assessed by the Compensation Committee after considering the recommendations of our Chief Executive Officer and President.

Performance objectives are typically established at levels that are achievable, but require better than expected planned performance from each Senior Officer. Because our projections at the beginning of 2008 indicated the Company would fail to meet the four qualitative short term financial goals described above , none of the Senior Officers received or were eligible to receive an annual bonus in 2008. No specific quantitative financial performance targets were established .

If the four qualitative short term financial goals described above had been met during 2008, the amount to be paid to each Senior Officer as annual incentive for 2008 would have been determined by analyzing each Senior Officer’s individual performance with respect to the four qualitative short term financial and non-financial goals previously discussed. The Compensation Committee, using their discretion and their consideration of the recommendation of the Chief Executive Officer and President , would have analyzed a Senior Officer’s performance for the year and then determined the incentive level based upon the analysis with target payout awards that are based upon a percentage of base salary. For the Chief Executive Officer and President, these payout targets could generally range from 0% of base salary to 50% of base salary, however, the payout target range can be, and has in the past been, adjusted at the discretion of the Compensation Committee. For the other Senior Officers, these payout targets could generally range from 0% of base salary to 25% of base salary (0% to 15%=Partially Meeting Expectations, 20%=Met Expectations and 25%=Exceeded Expectations). The Compensation Committee sets minimum payout, target payout and maximum payout levels for the annual cash incentive compensation. The annual cash incentive payments awarded to the Senior Officers in 2006 are shown on the Summary Compensation Table below.

Stock Options and Restricted Stock

The grant of stock options or restricted stock to Senior Officers, employees, directors and consultants during 2008 were made under our 2004 Plan. Typically, during the first quarter of each year, we make annual grants of stock options or restricted stock to our Senior Officers and employees. Senior Officers and certain other officers and employees may also receive stock options at or near the time of their hire and then annually. We believe that grants of stock options and restricted stock awards serve as effective long term incentives for Senior Officers that encourage them to remain with us and continue to excel in their performance.

Each stock option permits the Senior Officer, generally for a period of ten years, to purchase one share of Company stock from us at the exercise price, which is the closing price of our stock on the date of grant. Stock options have value to the grantee only to the extent the price of our stock on the date of exercise exceeds the exercise price. Stock options granted in 2008 will generally become exercisable in five equal annual installments beginning on the one year anniversary of the grant date. Restricted stock awards are valued at the closing price of our stock on the date of grant. Restricted stock awards provide the grantee with voting, dividend and anti-dilution rights equivalent to common shareholders, but are restricted from transfer until vested, at which time all restrictions are removed. Vesting for restricted shares is generally on a straight-line basis and ranges from two to five years. Vesting periods for stock options and restricted stock awards are generally shorter for Senior Officers approaching the normal retirement age of 65. The number of stock options or restricted stock awards granted to Senior Officers and the grant date fair value of these awards based on the Black Scholes option pricing model are shown on the Grant of Plan-Based Awards Table below. Additional information on these grants, including the number of shares subject to each grant, is also shown in the Grants of Plan-Based Awards Table.

Our equity based compensation program is a vital element of compensation used in motivation of the high-potential leaders who will drive our performance. It also provides a significant incentive for our employees to sustain and enhance our long-term performance. Both the Senior Officers and the Compensation Committee believe that the superior performance of these individuals will contribute significantly to our future success.

Various persons are involved in the stock option and restricted stock award granting process. The Compensation Committee approves grants of equity based compensation to Senior Officers and to our employees and directors. The Compensation Committee, with the assistance of the Corporate Secretary, the Company’s Vice President of Human Resources and the Company’s Senior Vice President and Chief Accounting Officer, oversee the stock option practices and administration of the 2004 Plan. The Chief Accounting Officer has established procedures that provide for consistency and accuracy in determining the fair market value of options and restricted stock awards and the associated compensation expense recognized in accordance with FAS 123(R).

An important objective of the 2004 Plan is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for the Senior Officers. Stock options provide Senior Officers (as well as employees and directors) with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market prices. Accordingly, a stock option becomes valuable only if our common stock price increases above the option exercise price. Restricted stock awards provide an immediate tangible direct equity interest with a fair value equal to the value of our stock on the date of grant. Both of these awards are directly aligned with shareholders interests from inception and fluctuate in value along with the value of our stock. These options or shares are restricted from exercise or transfer until vested and generally vest in equal annual installments on the anniversary of the grant date when the restrictions from transfer are released. We believe stock options and restricted stock awards directly link a portion of the recipient’s compensation to our shareholders’ interests by providing incentives to increase the market price of our stock. Further, the holder of the option or award must remain employed during the period required for the instrument to “vest”, thus providing an incentive for the holder to remain employed with us.

Option grants and restricted stock awards are generally made at Compensation Committee meetings scheduled in advance to meet appropriate deadlines for compensation related decisions. Our consistent practice is that the exercise price for every stock option is the closing price on the NASDAQ Stock Market on the date of grant. The exercise price of options is not less than the fair market value of the shares on the date of grant.

There is a limited term in which the Senior Officer can exercise stock options, known as the “option term.” The option term for Senior Officers is generally ten years from the date of grant. At the end of the option term, the right to exercise any unexercised options expires. Option holders generally forfeit any unvested options if their employment with us terminates.

The combined elements of compensation, base salary, and cash and equity annual incentives are referred to as “Total Direct Compensation.”

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) places a limit of $1,000,000 on the amount of compensation that we may deduct in any year with respect to the Chief Executive Officer and President or any other Senior Officer unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations. We may from time to time pay compensation to our Senior Officers that may not be deductible, including discretionary bonuses or other types of compensation outside of our plans.

Although we have generally attempted to structure executive compensation so as to preserve deductibility, we also believe that there may be circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Although equity awards may be deductible for tax purposes, the accounting rules pursuant to SFAS 123(R) require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Certain provisions of legislation passed by the United States Congress and subsequently signed into law by Presidents Bush and Obama, during the fourth quarter of 2008 and first quarter of 2009, respectively, impose additional limitations on executive compensation and lower the compensation deductibility limitation described above from $1,000,000 to $500,000 by virtue of our participation in the CPP described above in the section entitled Compensation Committee Requirements under TARP. The regulations issued and forthcoming arising from the implementation of this legislation will likely require changes in certain of our compensation philosophies and may result in our inability to deduct compensation which would otherwise have been deductible under previously existing law.

Employee Stock Purchase Plan

We have an employee stock purchase plan, the purpose of which is to encourage and enable eligible employees to purchase our stock conveniently through payroll deductions at market prices. Senior Officers may participate in this plan on the same basis as all other eligible employees.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare programs to all eligible employees. The Senior Officers generally are eligible for the same benefit programs on the same basis as the rest of the employees. The health and welfare programs are intended to protect employees against catastrophic health care expenses and encourage a healthy lifestyle. Our health and welfare programs include medical, pharmacy, dental, vision, life insurance and accidental death and disability. We provide full time employees, regularly scheduled to work 30 or more hours per week, long-term disability and basic life insurance at no cost to the employee. We offer a qualified employee stock ownership plan with 401(k) provisions. All employees, including Senior Officers, are generally eligible for this plan.

Employment Agreements and Arrangements

We have entered into employment agreements with each of the Senior Officers. These agreements generally provide for service in their current capacity for a three-year period or until we terminate employment or the employee resigns, if earlier. The agreements provide that the Senior Officers are eligible for our employee benefit plans and other benefits provided in the same manner and to the same extent as to our other employees. For a description of these agreements, see “Executive Compensation – Employment Agreements”. As a result of our participation in the CPP previously described in “Compensation Committee Requirements under TARP”, the Senior Officers entered into agreements with the Company which effectively waive any provisions of their employment agreements which do not comply with executive compensation restrictions and limitations prescribed by recently enacted changes in legislation.

Consulting Agreement

On January 30, 2009, Edward V. Lett, retired from his position as President of TIB Financial Corp. Mr. Lett will continue to serve as a member of the Board of Directors of TIB Bank and has entered into a Consulting Agreement with the Company. The Consulting Agreement terminates the provisions of the Employment Agreement between Mr. Lett and the Company, as amended and restated on December 16, 2008 and the Split-Dollar Life Insurance Arrangement between Mr. Lett and the Company, dated February 8, 2001, as amended on December 16, 2003. As of December 31, 2008, these subsequently terminated agreements provided for more than two years remaining on his employment contract and split dollar life insurance survivors benefits of $723,416. The Consulting Agreement also provides for the payment of monthly consulting fees of $30,000 through March 1, 2011, and requires, subject to certain exceptions and limitations detailed within the Consulting Agreement, that Mr. Lett be available for a minimum of twenty hours per month to offer such consultation and advice and undertake special projects, as requested. Mr. Lett expects to be active in community relations and business development throughout the Company’s market areas. He will be reimbursed for related business expenses and professional and social club dues.

Change in Control Agreements

We have no Change in Control Agreements with any of the Senior Officers or with any other employees other than the provisions of the Senior Officers’ employment agreements discussed below and with certain other employees with whom we have employment agreements having similar provisions.

Indemnification Agreement

We have no indemnification agreements with any of the Senior Officers of the Company or with any other employees other than certain provisions of our bylaws, which are consistent with Florida law.

Stock Ownership Guidelines

Our Board of Directors, upon the Compensation Committee’s recommendation, adopted Distribution Guidelines for the 2004 Plan which include stock ownership expectations for our Senior Officers and certain other officers to ensure that they have a meaningful economic stake in the Company (the “Guidelines”). The Guidelines are designed to satisfy an individual Senior Officer’s need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our shareholders of management’s commitment to value creation.

The Compensation Committee will annually review each Senior Officer’s compensation and stock ownership levels for adherence to the Guidelines and to consider potential modifications of or exceptions to the Guidelines. The Guidelines currently recommend that the following Senior Officers have direct ownership of our common stock in at least the following amounts: 3 times base salary for the Chief Executive Officer and President, and 2 times base salary for each of the other Senior Officers.

The Guidelines encourage the Senior Officers to comply with the Guidelines no later than five years after the October 26, 2004 Board approval of the Guidelines or the date appointed to a position subject to the Guidelines, whichever is later.

Annual Review

The Compensation Committee will review all ownership shares of the Senior Officers covered by the Guidelines on an annual basis. The Chief Executive Officer and President is responsible for monitoring compliance with the Guidelines. Only the Compensation Committee or the Chief Executive Officer and President can approve deviations from the Guidelines.

Compensation of Senior Officers

As a result of our participation in the CPP previously described in “Compensation Committee Requirements under TARP”, the Senior Officers entered into agreements with the Company which effectively waive any provisions of their employment agreements which do not comply with executive compensation restrictions and limitations prescribed by recently enacted changes in legislation. The regulations issued and forthcoming arising from the implementation of these changes in legislation will likely require changes in certain of our compensation philosophies and may result in our inability to deduct compensation which would otherwise have been deductible under previously existing law and our inability to pay cash bonus incentive compensation to the Senior Officers.

 Chief Executive Officer

The base salary of the Chief Executive Officer, Thomas J. Longe, was $250,000 for 2008. This amount was determined and approved by the Compensation Committee during the second quarter of 2008 and commenced upon his appointment to this position on May 15, 2008. This level was deemed appropriate after considering the level of responsibilities and commitment required by the position and commensurate with the other Senior Officers. Mr. Longe spends a majority of his time on the business of the Company and is allowed to continue his outside business interests.

Mr. Longe was not eligible for a cash bonus during 2008.

The amounts included in the Stock Awards and Option Awards columns of the Summary Compensation Table below represent the compensation expense we recorded during 2008 (in compliance with SFAS 123(R) as more fully described in Note 15 to the Consolidated Financial Statements included in our Form 10-K as filed with the SEC) associated with stock option awards made to Mr. Longe during 2008 along with previously granted restricted stock awards which partially vested during 2008. Upon his appointment as Chief Executive Officer on May 15, 2008, 15,610 stock option awards with a fair value of $20,892 were granted to Mr. Longe. These awards vest over one year on the anniversary of the grant.

Mr. Longe’s non-equity incentive plan compensation is primarily comprised of the $59,991 change in value of the director deferred fee benefits described below. Other compensation is primarily comprised of Mr. Longe’s $19,200 meeting fees earned as a member of the Board of Directors prior to his appointment as Chief Executive Officer.

Chief Financial Officer and Treasurer

The base salary of the Chief Financial Officer and Treasurer, Stephen J. Gilhooly, was increased to $250,000 as of October 1, 2008. This represents a 14% increase and was determined and approved by the Compensation Committee in an interim assessment of Mr. Gilhooly’s duties, performance and to bring Mr. Gilhooly’s salary compensation in line with his level of responsibility and contributions to the Company. On April 1, 2008, his salary was initially increased to $220,000 from his 2007 salary of $210,000, representing an increase of approximately 5% in connection with his annual review and individual and departmental strategic and operational accomplishments. We believe the overall increase was fair with respect to his duties and responsibilities as well as competitive factors as discussed above.

Mr. Gilhooly was not awarded a cash bonus during 2008 based upon the Company’s failure to meet expectations established under the four qualitative short-term financial goals described above .

The amounts included in the Option Awards column of the Summary Compensation Table below represent the compensation expense we recorded during 2008 associated with stock option grants made to Mr. Gilhooly during 2008, along with previously granted stock options which partially vested during 2008.  On March 25, 2008, 5,098 stock options with a fair value of $9,368 were granted to Mr. Gilhooly under the 2004 Plan in connection with his employment. These awards vest over five years in equal annual installments on the anniversary of the grant, in accordance with the guidelines.

Mr. Gilhooly’s other compensation is primarily comprised of the $69,172 change in value of the SERP benefits described below and fringe benefits including officer supplemental life and disability insurance, 401(k) matching contributions and personal use of a Company vehicle.

Chief Executive Officer and President of TIB Bank

The base salary of the Chief Executive Officer and President of TIB Bank, Michael D. Carrigan, was $270,000 for 2008.  His salary was initially increased to $265,000 during the second quarter of 2008. This increase was determined and approved by the Compensation Committee during the second quarter of 2008 in connection with his annual executive officer performance review and compensation evaluation, represents an increase of approximately 18% from Mr. Carrigan’s 2007 base salary and we believe fair with respect to his duties, responsibilities, contributions and achievement as well as competitive factors as discussed above. As of October 1, 2008, his base salary was further increased to $270,000, representing an additional 2% increase in base salary in connection with an interim assessment of his duties and performance.

Mr. Carrigan was not awarded a cash bonus during 2008 based upon the Company’s failure to meet expectations established under the four qualitative short-term financial goals described above .

The amounts included in the Stock Awards and Option Awards columns of the Summary Compensation Table below represent the compensation expense we recorded during 2008 associated with restricted stock awards made to Mr. Carrigan during 2008 along with previously granted stock options and restricted stock awards which partially vested during 2008.  On March 25, 2008, 5,516 restricted stock awards with a fair value of $44,391 were granted to Mr. Carrigan in accordance with the guidelines for the 2004 Plan discussed above. These awards vest over five years in equal annual installments on the anniversary of the grant.

Mr. Carrigan’s other compensation is primarily comprised of the $86,468 change in value of the SERP benefits described below and fringe benefits including officer supplemental life and disability insurance, 401(k) matching contributions and personal use of a Company vehicle.

Chief Executive Officer and President of Naples Capital Advisors, Inc.

The base salary of the Chief Executive Officer and President of Naples Capital Advisors, Inc., Michael H. Morris, was $300,000 for 2008.  This amount was determined and approved by the Compensation Committee through arms-length negotiations with Mr. Morris in connection with the inception of his employment with us in 2007 and in connection with the Company’s acquisition of Naples Capital Advisors, Inc. We believe his base compensation to be fair with respect to the duties and responsibilities he assumed as well as competitive factors as discussed above.

Mr. Morris was not awarded a cash bonus during 2008 based upon the Company’s failure to meet expectations established under the four qualitative short-term financial goals described above .

The amount included in the Stock Awards column of the Summary Compensation Table below represents the compensation expense we recorded during 2008 associated with restricted stock awards made to Mr. Morris during 2007 which partially vested during 2008.

Mr. Morris’s other compensation is primarily comprised of fringe benefits including officer supplemental life and disability insurance, 401(k) matching contributions and an automobile allowance.

Senior Executive Vice President and Chief Credit Officer of  TIB Bank

The base salary of the Senior Executive Vice President and Chief Credit Officer for TIB Bank, Alma R. Shuckhart, was increased to $217,000 for 2008 from her $210,000 base compensation for 2007. This amount was determined and approved by the Compensation Committee during the first quarter of 2008 and represented a 3% increase from Mrs. Shuckhart’s 2007 base salary. This level was deemed appropriate after conducting Mrs. Shuckhart’s annual review of her individual performance and achievements and we believe fair with respect to her duties, responsibilities and contributions as well as competitive factors as discussed above.

Mrs. Shuckhart was not awarded a cash bonus during 2008 based upon the Company’s failure to meet expectations established under the four qualitative short-term financial goals described above .

The amounts included in the Stock Awards and Option Awards columns of the Summary Compensation Table below represent the compensation expense we recorded during 2008 associated with stock option awards made to Mrs. Shuckhart during 2008 along with previously granted stock options and restricted stock awards which partially vested during 2008.  On March 25, 2008, 5,611 stock option awards with a fair value of $10,308 were granted to Mrs. Shuckhart in accordance with the guidelines for the 2004 Plan discussed above. These awards vest over five years in equal annual installments on the anniversary of the grant.

Mrs. Shuckhart’s non-equity incentive plan compensation is primarily comprised of the $96,726 change in value of the SERP benefits described below and fringe benefits including officer supplemental life and disability insurance, 401(k) matching contributions and personal use of a Company vehicle.

President

The base salary of the President (retired January 30, 2009), Edward V. Lett, was $360,500 for 2008. This amount was determined and approved by the Compensation Committee during the first quarter of 2008 and represented a 3% increase from Mr. Lett’s 2006 and 2007 base salary. This level was deemed appropriate after conducting Mr. Lett’s annual review of his individual performance and achievements.

Mr. Lett was not awarded a cash bonus during 2008 based upon the Company’s failure to meet expectations established under the four qualitative short-term financial goals described above .

The amounts included in the Stock Awards and Option Awards columns of the Summary Compensation Table below represent the compensation expense we recorded during 2008 associated with previously granted stock options and restricted stock awards which partially vested during 2008. Mr. Lett was not awarded any stock based compensation during 2008.

Mr. Lett’s non-equity incentive plan compensation was primarily comprised of the $58,960 change in value of the SERP benefits described below. Other compensation was primarily comprised of Mr. Lett’s $20,000 annual retainer as a member of the Board of Directors, officer supplemental life and disability insurance, 401(k) matching contributions and personal use of a company vehicle.

COMPENSATION COMMITTEE REPORT

The Compensation Committee held eleven meetings during 2008.  A copy of the Committee’s Charter is available on our website at www.tibfinancialcorp.com.  The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.  Based upon such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.  The Compensation Committee certifies that it has reviewed with the senior risk officer of the Company, the incentive compensation arrangements of the Senior Officers and has made reasonable efforts to insure that such arrangements do not encourage the Senior Officers to take unnecessary and excessive risks that threaten the value of the Company.

Compensation Committee
Paul O. Jones, Jr. (Chairman)
Howard B. Gutman
Marvin F. Schindler

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the Compensation Committee members has served as an officer or employee of the Company and none of the Company’s executive officers has served as a member of a compensation committee or board of directors of any other entity, which has an executive officer or director serving as a member of the Company’s Board of Directors.

EXECUTIVE COMPENSATION

We do not compensate any of our directors or executive officers separately from the compensation they receive from TIB Bank or Naples Capital Advisors, Inc.  The following table sets forth information concerning compensation paid by the Company during 2008 to the Company's Chief Executive Officer (and former Chief Executive Officer and President), Chief Financial Officer and to each of the three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer who were executive officers at December 31, 2008 for services rendered in all capacities to the Company and its subsidiaries

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation (1) ($)	Total ($)
Thomas J. Longe Chief Executive Officer and President	2008 2007 2006	$166,676 - -	$ - - -	$51,170 - -	$13,165 - -	$59,991 - -	$19,200 - -	$310,202 - -

Stephen J. Gilhooly EVP, Chief Financial Officer and Treasurer	2008 2007 2006	225,002 210,000 147,270	- - 31,500	- - -	30,525 28,082 17,927	69,172 - -	16,081 19,528 78,869	340,780 257,610 276,566

Michael D. Carrigan Chief Executive Officer and President of TIB Bank	2008 2007 2006	265,010 218,668 186,500	- - 46,375	22,731 12,506 3,333	24,045 23,980 23,980	86,468 - -	23,070 64,768 4,144	421,324 319,922 264,332

Michael H. Morris EVP TIB Bank Chief Executive Officer and President of Naples Capital Advisors	2008 2007 2006	300,012 - -	- - -	34,973 - -	- - -	- - -	17,876 - -	352,861 - -

Alma R. Shuckhart SEVP and Chief Credit Officer of TIB Bank	2008 2007 2006	215,258 206,667 187,812	- - 37,624	10,917 9,229 3,344	17,829 16,462 17,358	96,726 132,564 63,096	10,844 11,382 6,568	351,574 376,304 315,802

Edward V. Lett (Retired 1/09) Former Chief Executive Officer and President	2008 2007 2006	360,951 350,000 350,000	- - 140,000	61,569 63,283 53,239	36,578 36,478 48,003	58,960 283,888 278,017	32,430 32,937 30,804	550,488 766,586 900,063

_______
(1)	The amounts reported represent the aggregate incremental cost to the Company of all perquisites and personal benefits provided to the Senior Officers as follows:

(a) The amount for Mr. Longe for 2008 consists of $19,200 for service on the Board of Directors prior to becoming CEO of the Company.

(b) The amount for 2008 for Mr. Gilhooly includes $5,083 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $3,577 in officer supplemental life and disability insurance and $7,421 in personal use of a company auto. For 2007 the amount includes $3,836 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $3,471 in officer supplemental life and disability insurance, approximately $4,800 in personal use of an apartment rented by TIB Bank and $7,421 in personal use of a company auto.  For 2006 the amount includes, $1,000 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $2,279 in officer supplemental life and disability insurance, $3,078 in personal use of a company auto, $7,261 in personal use of an apartment rented by TIB Bank and $66,251 in reimbursement of moving expenses in connection with the commencement of his employment with the Company.

(c) The amount for Mr. Carrigan for 2008 includes $5,000 retainer for service on the Board of Directors, $5,576 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $4,242 officer supplemental life and disability insurance, $962 in personal use of a company auto and $7,290 country club dues. For 2007 the amount includes $5,125 matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $3,217 officer supplemental life and disability insurance, $1,259 in personal use of a company auto, $12,650 in reimbursement for housing expenses after his relocation and $5,336 for the associated tax gross-up and $37,181 in reimbursement of moving expenses in connection with his relocation to Southwest Florida.  The amount in 2006 includes matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions and officer supplemental life and disability insurance.

(d) The amount for Mr. Morris for 2008 includes $5,750 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $3,726 in officer supplemental life and disability insurance and $8,400 for auto allowance.

(e) The amount for Mrs. Shuckhart for 2008 consists of $1,491 in personal use of a company auto, $5,750 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions and $3,603 in officer supplemental life and disability insurance.  The amount in 2007 consists of $1,437 in personal use of a company auto, $5,511 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions and $4,434 in officer supplemental life and disability insurance. The amount in 2006 consists of personal use of a company auto, matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions and officer supplemental life and disability insurance.

(f) For Mr. Lett the amount for 2008 consists of the $20,000 retainer for service on the Board of Directors, $3,400 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $8,372 in officer supplemental life and disability insurance and $658 in personal use of a company auto.  For 2007 the amount consists of $20,000 retainer for service on the Board of Directors, $3,825 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $8,080 in officer supplemental life and disability insurance and $1,032 in personal use of a company auto. For 2006 the amount consists of $20,000 retainer for service on the Board of Directors, $700 in matching contributions to TIB Bank’s Employee Stock Ownership Plan with 401(k) provisions, $7,652 in officer supplemental life and disability insurance and $2,452 in personal use of a company auto.

(2)	The amounts reported as Non-Equity Incentive Plan Compensation represent activity related to nonqualified deferred compensation provisions as follows:

(a)	The amount for Mr. Longe represents activity related to the provisions of the director deferred fee agreement discussed under compensation of directors.

(b)	The amount for Messrs. Lett, Gilhooly and Carrigan and Mrs. Shuckhart represent activity related to the provisions of the salary continuation agreements discussed below.

The amount of salary and bonus in proportion to total compensation for each of our named executive officers was 54% in the case of Mr. Longe, 66% in the case of Messrs. Lett and Gilhooly, 63% in the case of Mr. Carrigan, 85% in the case of Mr. Morris and 61% in the case of Mrs. Shuckhart.

Salary Continuation Agreements

TIB Bank has entered into a Salary Continuation Plan with certain of its executive officers. The plan is a nonqualified deferred compensation arrangement that is designed to provide supplemental retirement income benefits to participants.  Upon termination of employment on or after normal retirement at age 65, the participant will receive a monthly retirement income benefit equal to 43% of the highest annual base salary in the three years immediately preceding termination of employment in the case of Mr. Lett and Mrs. Shuckhart and 40% for Messrs. Gilhooly and Carrigan.  Mr. Lett and Mrs. Shuckhart are vested 100% in the benefit accrual balance.  For Messrs. Gilhooly and Carrigan, the amount of the benefit vests 10% each year starting December 31, 2008 and is fully vested on or after December 31, 2017. Upon termination of employment prior to the normal retirement age, the participant will receive future annual payments subsequent to retirement age based upon the vested portion of the accrual balance, plus interest from the date of termination of employment to commencement of payments. If employment is terminated due to death or permanent disability prior to normal retirement age, the participant, or beneficiary in the event of death, will receive the full accrual balance for the year ending immediately prior to termination of employment.  If the participant is actively employed by TIB Bank at the time of a change of control, the participant will receive a full retirement benefit based on a re-projection of what the normal retirement benefit would have been.  The re-projected benefit will be 43% in the case of Mr. Lett and Mrs. Shuckhart and 40% in the case of Messrs. Gilhooly and Carrigan of the highest base salary in the three years immediately preceding termination of employment increased annually by 4% until their normal retirement date.  If the participant dies after the commencement of benefits but before all benefits are paid, the participant’s beneficiary will receive the remaining benefits at the same time and in the same amounts that would have been paid to the participant had the participant survived.  If the participant is entitled to benefit payments under the plan but dies prior to the commencement of payments, the participant’s beneficiary will receive the benefits commencing on the first day of the month following the participant’s death in the case of Mr. Lett and Mrs. Shuckhart and the first day of the third month in the case of Messrs. Gilhooly and Carrigan.

The agreements for all participants were amended effective December 31, 2008 primarily to conform such agreements to the requirements of Section 409A of the Code and related regulations.  In connection with these changes Mr. Lett executed an agreement electing to receive a lump sum distribution in 2009 of the amount vested, accrued and earned through December 31, 2008.

Based upon current salary levels, with no assumed increases, the annual normal retirement benefit at commencement would be as follows:

	Commencement Date	Annual Retirement Benefit at Commencement
Thomas J. Longe	-	$-
Stephen J. Gilhooly	5/1/17	100,000
Michael D. Carrigan	6/2/16	108,000
Michael H. Morris	-	-
Alma R. Shuckhart	6/3/14	93,310
Edward V. Lett (1)	11/24/10	155,015

(1) As described above, pursuant to the provisions of the December 31, 2008 amendment to his deferred compensation agreement, Mr. Lett elected to terminate future benefits associated with his agreement and receive a lump sum distribution of the accrued balance associated with his vested benefit in January 2009.

In connection with the plan, TIB Bank has purchased single premium life insurance on several of the participants in order to finance the plan expenses and to also provide a split dollar life insurance benefit.  Under the split dollar arrangement, the insured participant may name the beneficiary of an amount of life insurance equal to 60% of the policy death benefit in excess of the policy’s cash value at the time of the participant’s death.  At any time prior to a change in control, TIB Bank may amend or terminate the arrangement.  Following a change of control, the policy (or an equivalent replacement) and the split dollar arrangement will remain in place for the remainder of the participant’s life unless terminated by mutual agreement of the participant and TIB Bank.  If the participant terminates employment (other than following a change of control), the split dollar arrangement terminates and the participant will have no further interest in the life insurance policy.  As discussed under “Compensation of Directors”, Mr. Longe was awarded 10,406 restricted shares and his split-dollar life insurance benefits were terminated by us on July 25, 2005, and we became the sole beneficiary of the related life insurance policy. The cash values of these policies are carried as an asset on our financial statements.  Information relative to these policies is shown below:

	Insurance policy premium paid by TIB Bank	Cash value at December 31, 2008	Officer survivor’s benefit at December 31, 2008	Imputed income of insurance coverage included in officer’s 2008 taxable wages
Thomas J. Longe	$400,000	$552,317	$-	$-
Stephen J. Gilhooly	-	-	-	-
Michael D. Carrigan	-	-	-	-
Michael H. Morris	-	-	-	-
Alma R. Shuckhart	770,000	990,552	734,252	1,339
Edward V. Lett (1)	1,170,000	1,637,249	723,416	2,720

(1)
As described in the section entitled “Consulting Agreement” above, upon his retirement and entering into the consulting agreement, Mr. Lett’s split dollar life insurance benefits terminated on January 30, 2009.

Nonqualified Deferred Compensation Table

The table below details the activity related to nonqualified deferred compensation.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals ($)	Aggregate Balance at Last Fiscal Year End ($)
Thomas J. Longe (1)	$40,000	$-	$19,991	$-	$329,489
Stephen J. Gilhooly (2)	-	64,647	4,525	-	69,172
Michael D. Carrigan (2)	-	80,811	5,657	-	86,468
Michael H. Morris	-	-	-	-	-
Alma R. Shuckhart (2)	-	67,452	29,274	-	447,477
Edward V. Lett (2), (3)	-	-	58,960	-	1,083,202

(1)	The amounts reported represent the nonqualified deferred compensation to Mr. Longe under the director deferred fee plan discussed under compensation to directors.

(2)
The amounts reported represent the supplemental retirement benefits provided to the executives under the nonqualified deferred compensation provisions of the salary continuation agreements discussed above.

(3)
As described above, pursuant to the provisions of the December 31, 2008 amendment to his deferred compensation agreement, Mr. Lett elected to terminate future benefits associated with his agreement and receive a lump sum distribution of the accrued balance at the last fiscal year end during January 2009.

Stock Options

We have one compensation plan under which shares of our Common Stock are issuable.  This is our 2004 Plan, which was approved by our Board of Directors and shareholders in 2004.

Previously we had granted stock options under our 1994 Incentive Stock Option Plan and Nonstatutory Stock Option Plan as amended and restated as of August 31, 1996 which terminated on March 22, 2004.  The following sets forth certain information regarding these plans.

Equity Compensation Plan Information

The following table sets forth information with respect to our equity compensation plans as of March 31, 2009.
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	606,179 (1)	$9.12	306,593 (2)
Equity compensation plans not approved by security holders (3)	84,399	$8.92	-
Total	690,578	$9.09	306,593
_______
(1)	Consists of options issued under the 1994 Incentive Stock Option Plan and the 2004 Plan.
(2)	Consists of shares available for issuance under the 2004 Plan.
(3)
Consists of options issued in exchange for options to purchase common stock of The Bank of Venice pursuant to the relevant terms of the merger agreement between TIB Financial Corp. and The Bank of Venice.

Grants of Plan-Based Awards Table

The following table sets forth information regarding all incentive plan awards of stock option grants and restricted stock awards that were made to our named executive officers during 2008.
Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Thomas J. Longe	05/15/08	-	15,610	$6.14	$20,892
Stephen J. Gilhooly	03/25/08	-	5,098	8.04	9,368
Michael D. Carrigan	03/25/08 (a)	5,516	-	-	44,391
Michael H. Morris	-	-	-	-	-
Alma R. Shuckhart	03/25/08	-	5,611	8.04	10,308
Edward V. Lett	-	-	-	-	-
_______
(a)	The closing market price on March 25, 2008, the grant date for these restricted stock awards, was $8.04 per share.

Option Exercises and Stock Vested Table

The following table sets forth information with respect to our named executive officers concerning stock options exercised and restricted stock vested in 2008.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Thomas J. Longe	-	-	1,388 2,081	$10,150 12,322

Stephen J. Gilhooly	-	-	-	-

Michael D. Carrigan	-	-	139 342 235 417	785 2,531 1,548 2,518

Michael H. Morris	-	-	4,047	18,844

Alma R. Shuckhart	-	-	139 208 235 171	785 1,256 1,548 1,344

Edward V. Lett	-	-	2,772 748 882	13,641 5,851 5,810
_______

(1)	We computed the aggregate dollar amount realized upon vesting by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information on outstanding options and stock awards held by our named executive officers at December 31, 2008.  For option awards, the table discloses the exercise price and the expiration date.  For stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested.
	Options Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Thomas J. Longe	10,406	-	$6.47	5/22/2011	-	$ -
	-	15,610(1)	6.14	5/15/2018	-	-
	- -	- -			4,160(2) 2,774(3)	18,304 12,206

Stephen J. Gilhooly	10,407 859	15,609 (4) 3,435 (5) 5,098(6)	$14.17 14.68 8.05	4/18/2016 4/5/2017 3/25/2018	- - -	$ - - -

Michael D. Carrigan	16,652	24,972 (7)	$10.94	2/9/2014	-	$ -
	4,995	3,330 (8)	12.13	1/25/2015	-	-
	-	-			705 (9)	3,102
	- - - -	- - - -			414 (10) 1,366 (11) 1,664 (12) 5,516(13)	1,822 6,010 7,322 24,270

Michael H. Morris	-	-			8,091(14)	$35,600

Alma R. Shuckhart	2,082	2,080 (15)	$5.05	11/28/2010	-	$ -
	8,326	16,648 (16)	5.96	3/26/2012	-	-
	4,995	3,330 (8)	12.13	1/25/2015	-	-
	-	5,611(17)	8.05	3/25/2018	-	-
	- - - -	- - - -	- - - -		705 (9) 414 (18) 682(19) 832(20)	3,102 1,822 3,005 3,661

Edward V. Lett	10,406(21)	20,812 (22)	$12.13	1/25/2015	-	$ -
	- -	- -	- -		1,761 (23) 1,494 (24)	7,748 6,574

(1)     These stock options were granted on May 15, 2008 and vest on May 15, 2009.

(2)    These restricted stock awards were granted on July 28, 2005 and vest as follows: 2,080 on July 28, 2009 and 2,080 on July 28, 2010.

(3)    These restricted stock awards were granted on April 24, 2007 and vest as follows: 1,387 on April 15, 2009 and 1,387 on April 15, 2010.

(4) These stock options were granted on April 18, 2006 and vest as follows: 5,203 on April 18, 2009, 5,203 on April 18, 2010 and 5,203 on April 19, 2011.

(5)	These stock options were granted on April 5, 2007 and vest as follows: 859 on April 5, 2009, 859 on April 5, 2010, 859 on April 5, 2011 and 858 on April 5, 2012.

(6)     These stock options were granted on March 25, 2008 and vest as follows:  1,020 on March 25, 2009, 1,020 on March 25, 2010, 1,020 on March 25, 2011, 1,019 on March 25, 2012,      and 1,019 on March 25, 2013.

(7)
These stock options were granted on February 9, 2004 and vest as follows:  4,162 on February 9, 2009, 4,162 on February 9, 2010, 4,162 on February 9, 2011, 4,162 on February 9, 2012 and 8,324 on February 9, 2013.

(8)	These stock options were granted on January 25, 2005 and vest as follows: 1,665 on January 25, 2009, and 1,665 on January 25, 2010.

(9)	These restricted stock awards were granted on March 3, 2006 and vest as follows: 235 on March 3, 2009, 235 on March 3, 2010 and 235 on March 3, 2011.

(10)	These restricted stock awards were granted on October 25, 2006 and vest as follows: 138 on October 25, 2009, 138 on October 25, 2010 and 138 on October 25, 2011.

(11)	These restricted stock awards were granted on April 9, 2007 and vest as follows: 343 on April 9, 2009, 341 on April 9, 2010, 341 on April 9, 2011 and 341 on April 9, 2012.

(12)	These restricted stock awards were granted on May 22, 2007 and vest as follows: 416 on May 22, 2009, 416 on May 22, 2010, 416 on May 22, 2011 and 416 on May 22, 2012.

(13)   These restricted stock awards were granted on March 25, 2008 and vest as follows: 1,103 on March 25,   2009, 1,104 on March 25, 2010, 1,103 on March 25, 2011, 1,103 on March 25, 2012, and 1,103 on March  25, 2013.

(14)     These restricted stock awards were granted on November 30, 2007 and vest as follows:       4,046 on November 30, 2009, and 4,045 on November 30, 2010.

(15)	These stock options were granted on November 28, 2000 and vest as follows: 2,080 on November 28, 2009.

(16)	These stock options were granted on March 26, 2002 and vest as follows: 4,162 on March 26, 2009, 4,162 on March 26, 2010 and 8,324 on March 26, 2011.

(17)   These stock options were granted on March 25, 2008 and vest as follows:  1,123 on March 25, 2009, 1,122 on March 25, 2010, 1,122 on March 25, 2011, 1,122 on March 25, 2012, and 1,122 on March 25, 2013.

(18)	These restricted stock awards were granted on October 24, 2006 and vest as follows: 138 on October 24, 2009, 138 on October 24, 2010 and 138 on October 24, 2011.

(19)	These restricted stock awards were granted on April 6, 2007 and vest as follows: 171 on April 6, 2009, 171 on April 6, 2010, 170 on April 6, 2011 and 170 on April 6, 2012.

(20)	These restricted stock awards were granted on May 22, 2007 and vest as follows: 208 on May 22, 2009, 208 on May 22, 2010, 208 on May 22, 2011 and 208 on May 22, 2012.

(21)	Mr. Lett retired as President of TIB Financial Corp on January 30, 2009. These options will expire on April 30, 2009.

(22) These options vested on January 25, 2009. Mr. Lett retired as President of TIB Financial Corp on January 30, 2009. These options will expire on April 30, 2009.

(23)	These restricted stock awards were granted on March 3, 2006 and vesting was accelerated to occur upon Mr. Lett’s retirement on January 30, 2009.

(24)	These restricted stock awards were granted on April 2, 2007 and vesting was accelerated to occur upon Mr. Lett’s retirement on January 30, 2009

Employment Agreements

The Company and TIB Bank have entered into employment agreements with each of Mr. Carrigan and Mrs. Shuckhart for a term of three years and with Mr. Gilhooly for a term of two years.  TIB Bank and Naples Capital Advisors, Inc. have entered into an employment agreement with Mr. Morris for a term of three years. Primarily to achieve compliance with Section 409A of the Internal Revenue Code, these agreements were amended and restated effective January 1, 2009.  The agreements provide for a base salary, discretionary bonuses as approved by the Board of Directors and the Compensation Committee, and such other benefits as provided by the Company and its subsidiaries to their employees generally. The agreements also provide that the executives will receive severance benefits if, prior to their respective agreement's expiration, we voluntarily terminate employment “without cause” (as defined in the agreements) or he or she terminates his employment for “good reason absent a change in control” (as defined in the agreements) (collectively, “Early Termination”). In the event of Early Termination, the executives would be entitled to severance payments consistent with our normal payroll payment dates for a period of two years in the case of Mrs. Shuckhart and Messrs. Gilhooly, Carrigan and Morris (except three years for good reason in the case of Mr. Morris) at amounts totaling an annual sum equal to the greater of (i) a continuation of the base salary in effect at the time of termination, or (ii) a higher base salary paid anytime during the 36 months preceding the time of termination. The executives would also receive an annual amount, during the same period described above, which equals the amount of any incentive cash bonus payment paid during the year prior to termination. Additionally, we would pay any unpaid base salary due to the executives at the time of termination and pay for continuation of health care benefits following termination for up to 18 months. The employment agreements also contain confidentiality provisions and covenants not to solicit employees or clients during the employment term and for periods following termination of employment during which the executive is receiving any salary continuation payments from us. If after a change in control, the executive’s employment is terminated by the Company (or successor thereto) or the executive terminates employment for “good reason with a change in control” (as defined in the agreements) the executive is entitled to receive a lump sum payment equal to two times the average base annual salary received by the executive during the three year period prior to such termination.  In addition, if the payment imposes any excise tax on the executive under Section 280G of the Internal Revenue Code of 1986, then we are required to make an additional payment to the executive such that, after such payment, the executive would be reimbursed in full for such excise tax payment.

As a result of our participation in the CPP previously described in “Compensation Committee Requirements under TARP”, the Senior Officers entered into agreements with the Company which effectively waive any provisions of their employment agreements which do not comply with executive compensation restrictions and limitations prescribed by recently enacted legislation. As a result of our participation in the CPP, any severance and change in control payments, cash incentive bonus payments, and stock option grants to the Senior Officers are subject to the guidelines and requirements of the CPP program as long as the United States Treasury has an ownership in the Company.

As described in the section entitled “Consulting Agreement” above, upon his retirement and entering into the consulting agreement, Mr. Lett’s employment agreement terminated on January 30, 2009.

The following are the estimated payments that would have been provided to each of the named executive officers if the executive officer’s employment was terminated on December 31, 2008 or a change in control of the Company had taken place on December 31, 2008:

Benefits and Payments Upon Termination	Termination By the Company Without Cause (1)	Termination By Employee for Good Reason Absent a Change in Control (1)	Change In Control	Death (2)	Disability
Thomas J. Longe
Salary and Bonus	$-	$-	$-	$-	$-
Accelerated Restricted Stock Vesting	-	-	30,514	30,514	-
Accelerated Option Vesting	-	-	-	-	-
SERP Benefits	-	-	-	-	-
Other Benefits	-	-	-	-	-
Tax Gross-Up	-	-	-	-	-
Total	$-	$-	$30,514	$30,514	$-

Stephen J. Gilhooly
Salary and Bonus	$500,000	$500,000	$430,001	$-	$20,833
Accelerated Restricted Stock Vesting	-	-	-	-	-
Accelerated Option Vesting	-	-	-	-	-
SERP Benefits	-	-	482,260	-	-
Other Benefits	10,446	10,446	-	-	-
Tax Gross-Up	-	-	215,042	-	-
Total	$510,446	$510,446	$1,127,303	$-	$20,833

Michael D. Carrigan
Salary and Bonus	$540,000	$540,000	$446,785	$-	$22,500
Accelerated Restricted Stock Vesting	-	-	42,530	42,530	-
Accelerated Option Vesting	-	-	-	-	-
SERP Benefits	-	-	517,131	-	-
Other Benefits	21,514	21,514	-	-	-
Tax Gross-Up	-	-	244,677	-	-
Total	$561,514	$561,514	$1,251,123	$42,530	$22,500

Michael H. Morris
Salary and Bonus	$600,000	$900,000	$600,024	$-	$25,000
Accelerated Restricted Stock Vesting	-	-	35,609	35,609	-
Accelerated Option Vesting	-	-	-	-	-
SERP Benefits	-	-	-	-	-
Other Benefits	33,072	33,072	-	-	-
Tax Gross-Up	-	-	-	-	-
Total	$633,072	$933,072	$635,633	$35,609	$25,000

Alma R. Shuckhart
Salary and Bonus	$217,000	$434,000	$406,491	$-	$18,083
Accelerated Restricted Stock Vesting	-	-	11,594	11,594	-
Accelerated Option Vesting	-	-	-	-	-
SERP Benefits	-	-	332,735	-	-
Other Benefits	10,330	10,330	-	734,252	-
Tax Gross-Up	-	-	173,698	-	-
Total	$227,330	$444,330	$924,518	$745,846	$18,083

Edward V. Lett (3)
Salary and Bonus	$1,081,500	$1,081,500	$1,060,951	$-	$30,042
Accelerated Restricted Stock Vesting	-	-	14,331	14,331	-
Accelerated Option Vesting	-	-	-	-	-
SERP Benefits	-	-	-	-	-
Other Benefits	32,727	32,727	-	723,416	-
Tax Gross-Up	-	-	-	-	-
Total	$1,114,227	$1,114,227	$1,075,282	$737,747	$30,042

_______
(1)	The amounts reported as other benefits in this column relate to reimbursement for continued health insurance coverage.
(2)	The amounts associated with the caption “Other Benefits” relate to the life insurance policies discussed above and represent the survivors’ benefit as of December 31, 2008.
(3)	The amounts presented for Mr. Lett were pursuant to the terms of his employment agreement which was terminated on January 30, 2009 as described above in the section entitled “Consulting Agreement”.

COMPENSATION OF DIRECTORS

In 2008, all of the members of the Board of Directors of the Company who are not employees of our subsidiaries received a quarterly retainer of $5,000 and $750 for attending each of the 12 regular board meetings, for a total of up to $29,000 annually.  Directors who are officers of the Company received only the $5,000 quarterly retainer while serving in the capacity as both Directors and officers simultaneously.  The Chairman of the Board received an additional  $5,000 quarterly retainer, and the meeting fees for attending each of the four regular board meetings prior to becoming Chief Executive Officer for a total of up to $43,000 annually. The Chairman of the audit committee received an additional $4,375 quarterly retainer for a total of up to $46,500 annually. The Chairman of the corporate governance and nominating committee and lead director received an additional $5,000 quarterly retainer for a total of up to $49,000 annually.  The Chairman of the compensation committee received an additional $3,750 quarterly retainer for a total of up to $44,000 annually. The Chairman of the strategic planning and marketing committee received an additional $2,500 quarterly retainer for a total of up to $39,000 annually. Committee members received additional meeting fees of $600 per committee meeting attended.

On July 28, 2005, we awarded 10,406 restricted shares under our 2004 Plan to each of our six non-employee directors.  Each award vests as to 2,082 shares the first year and 2,081 shares each year for the following four years, subject to accelerated vesting upon a change in control of the Company (as defined in the Plan) or the death of the director.  The split-dollar life insurance benefits for the six non-employee directors were terminated by us on July 25, 2005, and we became the sole beneficiary of the related life insurance policies.

           TIB Bank maintains a fee deferral plan for directors of TIB Bank who elect to participate.  The plan is a nonqualified deferred compensation arrangement that is designed to provide supplemental retirement income benefits to participants.  The participant may defer some or all of the annual retainer and board meeting fees into the plan.  The balance in the participant’s deferral account grows during the period prior to termination of service as a director, at a rate determined annually based on a calculation as defined in the agreement which produced a rate of 7% for 2008.  At various triggering events, TIB Bank will pay benefits to the participant in cash from the general assets of TIB Bank based on the value of the deferral account at that time.  The total fee deferred in 2008 by the four directors participating in the plan was $112,250.  In December 2008, the Company entered into Amended and Restated Deferred Fee Agreements with these four directors.  The agreements were amended to bring them into compliance with section 409A of the Internal Revenue Code.  In connection with these changes each director elected to receive a lump sum distribution in 2009 of the amount vested accrued and earned through December 31, 2008.

Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
Bradley Boaz (1)	$4,833	$202	$-	$-	$-	$5,035
Richard Bricker	62,700	51,170	-	-	-	113,870
Howard Gutman (2)	38,717	6,527	-	-	-	45,244
Paul Jones	22,800	51,170	-	43,250	13,236	130,456
John Parks (2)	63,900	37,749	2,207	-	13,953	117,809
Marvin Schindler (2)	45,800	37,749	2,207	-	-	85,756
Otis Wallace (2)	12,000	37,749	2,207	29,000	12,912	93,868
_______
(1)	Restricted Stock Awards with fair values of $6,150 were granted to Mr. Boaz upon his appointment to the Board of Directors during 2008.
(2)
Restricted Stock Awards with fair values of $29,040 were granted to Mr. Gutman upon his election to the Board of Directors and to Messrs. Parks, Schindler and Wallace upon their reelection to the Board of Directors during 2008.

Original Comment

3.
We note your response to our former comment 9; however, you have not addressed how the compensation committee used the consultant data to develop your current compensation program, We understand that this data has not been updated, however, to the extent you are still relying on the data and referencing it in your CD&A, your disclosure should be revised to reflect the conclusions of your compensation committee and their use of such data. Please refer to Item 402(b)(xiv) of Regulation S-IC and Compliance and Disclosure Interpretation 118.05.

Management’s Response

The sole purpose and composition of the 2006 executive compensation study performed by the consultant was to evaluate the competitiveness of the former Chief Executive Officer and President’s 2007 compensation. No adjustment was made to his compensation as a result of this study and its evaluation by the committee during 2007. The compensation committee did not rely on the data from the 2006 executive compensation study for the compensation program during 2008. To more clearly communicate this, we have revised the language of our Compensation Discussion and Analysis incorporated by reference into Item 11 of our Form 10-K for 2008 and have enclosed the revised text above in our response to the previous comment.

As the former Chief Executive Officer and President’s 2007 and 2006 compensation was included in the summary compensation table, we believed it was pertinent to refer to the executive compensation study. Additionally, in our prior year Proxy Statement for 2008, we had stated that the compensation committee planned to update the study on a bi-annual basis. Since no such study was performed during 2008, we believed it necessary to clearly state that no updated study had been performed since it might be implied that a study had been performed had we not stated otherwise.

In 2009, the compensation committee has engaged compensation consultants to perform an executive compensation study which may impact 2009 or 2010 compensation of the Senior Officers. To the extent the updated study influences the compensation committee’s decisions on executive compensation during 2009 or 2010, we will provide appropriate disclosures, as required, in the applicable future proxy statement(s), of the compensation committee’s conclusions and the application of the data derived from the study as well as the required disclosures relating to the relevant peer group.

Thank you again for your consideration.  Please feel free to call me at your earliest convenience.

Sincerely,

/s/Stephen J. Gilhooly
Stephen J. Gilhooly
Executive Vice President, Treasurer & Chief Financial Officer